==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*


                            KEY3MEDIA GROUP, INC.
                ------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    49326R104
                ------------------------------------------------
                                 (CUSIP Number)


                             George F. Hamel, Jr.
                                ValueAct Capital
                         One Maritime Plaza, Suite 1400
                             San Francisco, CA 94111
                                 (415) 362-3700
                -----------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 27, 2001
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                              Page 2 of 16
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,268,932**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,268,932**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,268,932**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approximately 7.3%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3 **See items 2 and 5.

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                              Page 3 of 16
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         427,369**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        427,369**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     427,369**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                              Page 4 of 16
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         158,068**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        158,068**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     158,068**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                              Page 5 of 16
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,854,369**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,854,369**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,854,369**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 6 of 16
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,854,369**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                       5,854,369 **
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,854,369**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 7 of 16
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,854,369**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,854,369**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,854,369**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                              Page 8 of 16
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,854,369**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,854,369**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,854,369**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Key3Media Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is filed jointly by (a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey
W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships. ValueAct International is a Company organized in the British Virgin Islands. The principal business of each such entity is investing in securities. Each has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $25,537,500, $2,071,375 and $766,125, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through
(j) of this Item 4.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

         Except as set forth above or in Item 6 below, the Reporting Persons have no plans or proposals of the types described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 900,000 shares of Common Stock and 900,000 shares of the Issuer's Series B 5.5% Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"), which, as described below in
Item 6, is convertible into approximately 4,368,932 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners is the beneficial owner of approximately
5,268,932 shares of Common Stock, representing approximately 7.3% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 73,000 shares of Common Stock and 73,000 shares of Series B Preferred Stock, which is convertible into approximately 354,369 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners II is the beneficial owner of approximately 427,369 shares of Common Stock, representing approximately .6% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 27,000 shares of Common Stock and 27,000 shares of Series B Preferred Stock, which is convertible into 131,068 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct International is the beneficial owner of approximately 158,068 shares of Common Stock, representing approximately .2% of the Issuer's outstanding Common Stock. Assuming the conversion of all the Series B Preferred Stock described above, each of VA Partners, Mr. Kamin, Mr. Ubben and Mr. Hamel may be deemed the beneficial owner of an aggregate of approximately 5,854,369 shares of the Issuer's Common Stock, representing approximately 8.0% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 68,099,575 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2001.

         (c) Pursuant to a Stock Purchase Agreement, dated November 21, 2001 (the "Key3Media Stock Purchase Agreement"), between the Issuer and ValueAct Partners, ValueAct Partners II and ValueAct International, the Company agreed to issue to ValueAct Partners, ValueAct Partners II and ValueAct International an aggregate of 1,000,000 shares of Series B Preferred Stock for an aggregate purchase price of $25,000,000 or $25 per share. The Key3Media Stock Purchase Agreement is filed as Exhibit 2 hereto. Pursuant to a Stock Purchase Agreement dated November 21, 2001 between SOFTBANK America, Inc. and ValueAct Partners, ValueAct Partners II and ValueAct International, SOFTBANK America Inc. sold to and ValueAct Partners, ValueAct Partners II and ValueAct International 1,000,000 shares of the Issuer's Common Stock for an aggregate price of $3,375,000, or $3.375 per share. Such Stock Purchase Agreement is filed as Exhibit 3 hereto.

         (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Key3Media Stock Purchase Agreement, if any class of equity holders other than the Common Stock is entitled to vote as a separate class of stockholders to elect one or more members of the Board of Directors of the Issuer (the "Board of Directors"), the Issuer shall use commercially reasonable efforts to cause the Board of Directors, as promptly as practicable, to increase the size of the Board of Directors, elect to the Board of Directors or, if any such election requires a vote of the stockholders of the Issuer, nominate, recommend and solicit proxies for election to the Board of Directors one or more persons designated by ValueAct Partners, ValueAct Partners II and ValueAct International, voting as a separate class, such that the aggregate number of directors of the Issuer designated by such entities shall be the number of directors of the Issuer elected by the class of equity holders referred to above times the ratio of the aggregate voting power held by such entities over the aggregate voting power held by such class of equity holders, rounded up to the next unit. The Reporting Persons also received the right to have one representative (the "Representative") attend all meetings of the Board of Directors. The Issuer is obligated to give notice to the Representative of all special and regular meetings of the Board of Directors at the same time notice is given to the Board of Directors, and to provide the Representative with all information provided to the Board of Directors at the same time that the Board of Directors receives same. If the Board of Directors is to take any action by written consent, the Issuer will also provide the Representative with copies of such consent at the same time such consent and information are delivered to the Board of Directors. The foregoing is not a complete summary of all the provisions of the Key3Media Stock Purchase Agreement. Reference is made to the Key3Media Stock Purchase Agreement filed as Exhibit 2 hereto, which is incorporated herein by reference.

         Certain provisions of the Certificate of Designations of the Series B Preferred Stock (the "Certificate of Designations") are summarized below, but the summary is not a complete description of all the provisions of the Certificate of Designations. Reference is made to the Certificate of
Designations filed as Exhibit 4 hereto, which is incorporated herein by reference

         The Series B Preferred Stock is convertible at any time at the option of the holder into Common Stock for a number of shares determined in accordance with the Certificate of Designations. Assuming conversion on December 7, 2001, the 1,000,000 shares of Series B Preferred Stock would be convertible into approximately 4,854,369 shares of Common Stock.

         The Series B Preferred Stock will be mandatorily converted on November 27, 2011, into a number of shares of Common Stock based on a ratio the numerator of which is the liquidation preference on such date (subject to certain adjustments) and the denominator of which will be the lower of the conversion price on such date or the closing price of the Common Stock on such date. At the option of the Issuer, shares of Series B Preferred Stock may be converted at any time after the volume-weighted average closing price of the Common Stock for any 60 consecutive trading days equals or exceeds 150% of the then-current conversion price, into a number of shares of Common Stock equal to the liquidation preference on such date (subject to certain adjustments) divided by the conversion price on the conversion date. If certain specified sale transactions occur, for 5 years following the consummation of such a sale transaction, the holders of Series B Preferred Stock will have the right to convert their shares of Series B Preferred Stock into a number of shares of Common Stock equal to the liquidation preference on the date the conversion becomes effective (subject to certain adjustments) divided by the lower of (i) the conversion price (as of the date the conversion becomes effective) and (ii) 95% of the current market price (as defined in the Certificate of Designations) as of the business day prior to the day the sale transaction is consummated.

         Dividends at a rate of 5.5% per annum on the liquidation preference are payable quarterly. At the option of the Issuer, dividends on the Series B Preferred Stock may be paid in cash or may accrete as additional liquidation preference. In addition, the holders of Series B Preferred Stock participate ratably in any dividends paid on the Company's Common Stock on an as-converted basis. Upon liquidation or dissolution of the Issuer, the holders of Series B Preferred Stock are entitled to receive the liquidation preference then in effect and all accrued dividends

         The Series B Preferred Stock may be redeemed by the Issuer at any time and from time to time, starting on November 27, 2004. Such redemption will be made at a premium over liquidation preference and the accrued dividends if it occurs before November 27, 2008.

         The Series B Preferred Stock votes together with the Common Stock on all matters. In addition, the Series B Preferred Stock votes as a separate class on any amendment of the certificate of incorporation of the Issuer that would
(i) adversely affect the rights of the holders of shares of Series B Preferred Stock, (ii) authorize the creation or increase the authorized amount of any capital stock ranking pari passu or senior to the Series B Preferred Stock or
(iii) change the authorized number of shares of Series B Preferred Stock or the Issuer's Series A Preferred Stock.

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described thereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement

2. Stock Purchase Agreement dated November 21, 2001 between Key3Media Group, Inc. and ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd.

3. Stock Purchase Agreement dated November 21, 2001 between SOFTBANK America, Inc. and ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd.

4. Certificate of Designations of Series B Preferred Stock.

5. Registration Rights Agreement dated November 27, 2001 between Key3Media Group, Inc. and ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                   ValueAct Capital Partners L.P., by
                                   VA Partners, L.L.C., its General Partner

                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   ValueAct Capital Partners II L.P., by
                                   VA Partners, L.L.C., its General Partner
                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   ValueAct Capital International, Ltd., by
                                   VA Partners, L.L.C., its investment manager
                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:   December 7, 2001          George F. Hamel, Jr., Managing Member

                                   VA Partners, L.L.C.

                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   By:    /s/  Jeffrey W. Ubben
                                      --------------------------------------
Dated:  December 7, 2001           Jeffrey W. Ubben, Managing Member


                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   By:    /s/  Peter H. Kamin
                                      --------------------------------------
Dated:  December 7, 2001           Peter H. Kamin, Managing Member

                                                                       EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Key3Media Group, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                   ValueAct Capital Partners L.P., by
                                   VA Partners, L.L.C., its General Partner
                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   ValueAct Capital Partners II L.P., by
                                   VA Partners, L.L.C., its General Partner
                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   ValueAct Capital International, Ltd., by
                                   VA Partners, L.L.C., its investment manager

                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   VA Partners, L.L.C.

                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   By:    /s/  Jeffrey W. Ubben
                                      --------------------------------------
Dated:  December 7, 2001           Jeffrey W. Ubben, Managing Member


                                   By:    /s/  George F. Hamel, Jr.
                                      --------------------------------------
Dated:  December 7, 2001           George F. Hamel, Jr., Managing Member


                                   By:    /s/  Peter H. Kamin
                                      --------------------------------------
Dated:  December 7, 2001           Peter H. Kamin, Managing Member

                                                                       EXHIBIT 2

                            STOCK PURCHASE AGREEMENT

                                     between

                              KEY3MEDIA GROUP, INC.

                                       and

                        VALUEACT CAPITAL PARTNERS, L.P.,

                       VALUEACT CAPITAL PARTNERS II, L.P.,

                                       And

                      VALUEACT CAPITAL INTERNATIONAL, LTD.




                         ------------------------------

                            Dated: November 21, 2001

                         ------------------------------

                                TABLE OF CONTENTS

                                                                         Page(s)

ARTICLE I DEFINITIONS..........................................................1
         1.1        Definitions................................................1
         1.2        Other Definitions..........................................3

ARTICLE II SALE AND PURCHASE...................................................4
         2.1        Purchase and Sale of Series A Preferred Stock..............4
         2.2        Closing....................................................5
         2.3        Certificates of Designations...............................5
         2.4        Use of Proceeds............................................5

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY......................5
         3.1        Corporate Existence and Power..............................5
         3.2        Authorization; No Contravention............................5
         3.3        Governmental Authorization; Third Party Consents...........6
         3.4        Binding Effect.............................................6
         3.5        Capitalization.............................................6
         3.6        Reports; Financial Statements..............................8
         3.7        Litigation.................................................8
         3.8        Liabilities................................................8
         3.9        No Default or Breach; Contractual Obligations..............9
         3.10       Employee Benefit Plans.....................................9
         3.11       Title to Properties; Liens.................................9
         3.12       Licenses; Permits, Etc....................................10
         3.13       Intellectual Property Rights..............................10
         3.14       Compliance with Applicable Law............................10
         3.15       No Registration...........................................10
         3.16       Absence of Certain Changes.  .............................10
         3.17       Broker's, Finder's or Similar Fees........................11
         3.18       Required Stockholders Quorum and Vote.....................11


ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS...................11
         4.1        Organization and Qualification............................11
         4.2        Authority.................................................11
         4.3        No Conflict; Required Filings and Consents................11
         4.4        Acquisition of  Preferred Shares for Investment...........12
         4.5        No Broker.................................................12

ARTICLE V COVENANTS...........................................................13
         5.1        Notification of Certain Matters...........................13

         5.2        Access to Information.....................................13
         5.3        Additional Directors......................................13
         5.5        NYSE Listing..............................................13

ARTICLE VI CONDITIONS OF THE PURCHASERS TO CLOSING............................14
         6.1        Representations and Warranties............................15
         6.2        Covenants.................................................15
         6.3        Compliance with this Agreement............................15
         6.4        Officer's Certificate.....................................15
         6.5        Filing of Certificate of Designations.....................15
         6.6        Secretary's Certificate...................................15
         6.7        Credit Agreement..........................................15
         6.8        Registration Rights Agreement.............................15
         6.10       Completion of Equity Offering.............................15
         6.11       Opinion of Outstide Counsel...............................16
         6.12       Opinion of In-House Counsel...............................16
         6.13       No Injunction.............................................16
         6.14       No Change of Control......................................16
         6.15       Consents and Approvals....................................16
         6.16       Purchased Preferred Shares................................16

ARTICLE VII CONDITIONS OF THE COMPANY TO CLOSING..............................17
         7.1        Representations and Warranties............................17
         7.2        Covenants.................................................17
         7.3        Compliance with this Agreement............................17
         7.4        Officer's Certificate.....................................17
         7.5        No Injunction.............................................17
         7.6        Consents and Approvals....................................17
         7.7        Payment of Purchase Price.................................18
         7.8        Registration Rights Agreement.............................18


ARTICLE VIII INDEMNIFICATION..................................................18
         8.1        Indemnification...........................................18
         8.2        Notification..............................................18
         8.3        Contribution..............................................19

ARTICLE IX TERMINATION OF AGREEMENT...........................................19
         9.1        Termination...............................................19
         9.2        Survival..................................................20

ARTICLE X MISCELLANEOUS.......................................................20
         10.1       Survival of Representations and Warranties................20
         10.2       Amendments and Waivers....................................21

         10.3       Notices...................................................21
         10.4       Successors and Assigns....................................22
         10.5       No Third Party Beneficiaries..............................22
         10.6       Counterparts..............................................22
         10.7       Descriptive Headings, Etc.................................22
         10.8       Severability..............................................22
         10.9       Governing Law.............................................23
         10.10      Remedies; Specific Performance............................23
         10.11      Entire Agreement..........................................23
         10.12      Fees......................................................23
         10.13      Consent to Jurisdiction; Waiver of Jury...................23
         10.14      Further Assurances........................................24
         10.15      No Inconsistent Agreements................................24
         10.16      Construction..............................................24


Schedule A      Preferred Shares/ Purchase Price

Exhibit A       Form of Certificate of Designations
Exhibit B       Form of Registration Rights Agreement
Exhibit D-1     Form of Opinion by Sullivan & Cromwell
Exhibit D-2     Form of Opinion by General Counsel of the Company

                                                                  EXECUTION COPY

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT, dated November 21 , 2001, by and between Key3Media Group, Inc., a Delaware corporation (the "COMPANY") and ValueAct Capital Partners, L.P., a Delaware limited partnership, ValueAct Capital
Partners II, L.P., a Delaware limited partnership, and ValueAct Capital International, Ltd., a British Virgin Islands corporation (collectively, the "PURCHASERS").

                                WITNESSETH THAT:

         WHEREAS, the Company wishes to issue and sell to the Purchasers and the Purchasers wish to purchase from the Company, shares of the Company's Series B 5.5% Convertible Redeemable Preferred Stock, par value $.01 per share ("SERIES B PREFERRED STOCK"); and

         WHEREAS, the shares of Series B Preferred Stock are convertible (subject to adjustment) into shares of common stock of the Company (the "COMMON STOCK").

         NOW, THEREFORE, in consideration of the agreements and obligations contained in this Agreement, the parties hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         1.1 DEFINITIONS. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

         "AFFILIATE" shall mean any Person who is an "affiliate" as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

         "AGREEMENT"   means  this   Agreement  as  the  same  may  be  amended,
supplemented or modified in accordance with the terms hereof.

         "AMENDMENT NO.2" means Amendment No.2, dated November 9, 2001, to the Credit Agreement entered into among the Company, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, The Bank of New York, UBS Warburg LLC and the other parties named therein.

         "BOARD OF DIRECTORS" means the Board of Directors of the Company.

         "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.

         "BYLAWS" means the bylaws of the Company in effect on the Closing Date, as the same may be amended from time to time.

         "CERTIFICATE OF DESIGNATIONS" means the Certificate of Designations of the Series B 5.5% Convertible Redeemable Preferred Stock of Key3Media Group, Inc. with respect to the Preferred Stock adopted by the Board of Directors and duly filed with the Secretary of State of the State of Delaware on or before the Closing Date substantially in the form attached hereto as EXHIBIT A.

         "CERTIFICATE   OF   INCORPORATION"   means  the  amended  and  restated
certificate of incorporation of the Company in effect on the Closing Date, as the same may be amended and/ or restated from time to time.

         "CODE" means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

         "COMMISSION" means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

         "CREDIT AGREEMENT" means the Amended and Restated Credit Agreement, dated June 26, 2001, entered into among the Company, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, The Bank of New York, UBS Warburg LLC and the other parties named therein, as amended by Amendment No.2.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

         "GAAP" means United States generally accepted accounting principles in effect from time to time.

         "GOVERNMENTAL AUTHORITY" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

         "GOVERNMENTAL ORDER" means any order, writ, rule, judgment, injunction, decree, stipulation, determination, award, citation or notice of violation entered by or with any Governmental Authority.

         "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences).

         "NYSE" means the New York Stock Exchange, Inc.

         "PERSON" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

         "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement substantially in the form attached hereto as EXHIBIT B.

         "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

         "SERIES A PREFERRED STOCK" means the 5.5% Series A Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Company.

         "SUBSIDIARIES" means, as of the relevant date of determination, with respect to any Person, a corporation or other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by such Person. Unless otherwise qualified, or the context otherwise requires, all references to a "SUBSIDIARY" or to "SUBSIDIARIES" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

         "TAXES" means any federal, state, provincial, county, local, foreign and other taxes (including, without limitation, income, profits, windfall profits, alternative, minimum, accumulated earnings, personal holding company, capital stock, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustments related to any of the foregoing.

         "TRANSACTION DOCUMENTS" means, collectively, this Agreement and the Registration Rights Agreement.

         "VOTING POWER" means, with respect to any Person, the number of votes that such Person is entitled to cast generally to elect nominees to the Board of Directors at a meeting of the Stockholders of the Company.

         1.2 OTHER DEFINITIONS. The meanings of the following terms can be found in the Sections of this Agreement indicated below:

                          TERM                                   SECTION

   Claim...................................................      Section 3.7
   Closing.................................................      Section 2.1
   Closing Date............................................      Section 2.2
   Common Stock............................................      Recitals
   Company.................................................      Preamble
   Company Material Adverse Effect.........................      Section 3.1
   Company SEC Reports.....................................      Section 3.6
   Contracts...............................................      Section 3.9
   Disclosure Letter.......................................      Article III
   Intellectual Property Right.............................      Section 3.14
   Liabilities.............................................      Section 3.8
   Orders..................................................      Section 3.2
   Plan....................................................      Section 3.11
   Preferred Shares........................................      Section 2.1
   Purchase Price..........................................      Section 2.1
   Purchasers..............................................      Preamble
   Series B Preferred Stock................................      Recitals

                                   ARTICLE II

                                SALE AND PURCHASE

         2.1 PURCHASE AND SALE OF SERIES B PREFERRED STOCK. At the closing of the transactions contemplated by Section 2.2 of this Agreement (the "CLOSING"), the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, the number of shares of Series B Preferred Stock (the "PREFERRED SHARES") set forth opposite on Schedule A hereto, for an aggregate price in immediately available United States funds (the "PURCHASE PRICE") set forth on SCHEDULE A hereto. At the Closing (a) the Company shall deliver to the Purchasers a certificate or certificates representing the Preferred Shares being purchased by the Purchasers, and (b) the Purchasers will deliver to the Company the aggregate purchase price therefor by wire transfer of immediately available funds. The Purchasers agree, so long as required by law, that the certificates representing the Preferred Shares and shares of Common Stock issuable upon conversion of the Purchasers' Preferred Shares shall bear a legend in substantially the following form:

                    "The   shares    represented   by   this
                    certificate are "restricted  securities"
                    as that  term  is  defined  in Rule  144
                    promulgated  under the Securities Act of
                    1933, as amended (the "SECURITIES ACT"),
                    and   may  not  be   offered,   sold  or
                    otherwise   transferred,    pledged   or
                    hypothecated  except  in  a  transaction
                    registered  under the  Securities Act or
                    in  a   transaction   exempt  from  such
                    registration."

         2.2 CLOSING.  Unless this Agreement shall have  terminated  pursuant to
Article IX, and subject to the satisfaction or waiver of the conditions set forth in Articles VI and VII, the Closing shall take place at the offices of Sullivan & Cromwell, at 10:00 a.m., local time (or as soon thereafter as practicable), on the next Business Day following the date upon which the conditions set forth in Articles VI and VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to such satisfaction or waiver) shall be satisfied or waived in accordance with this Agreement, or at such other time, place and date that the Company and the Purchasers may agree in writing. (the "CLOSING DATE").

         2.3 CERTIFICATES OF DESIGNATIONS. On or prior to the Closing Date, the Company shall duly file the Certificate of Designations with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware. The Preferred Shares shall have the preferences and rights set forth in the Certificate of Designations.

         2.4 USE OF PROCEEDS. The Company shall use the proceeds from the sale of the Preferred Shares to the Purchasers to repay borrowings under the Credit Agreement as required by it and/ or to fund the Company's working capital.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as otherwise disclosed in the Company SEC Reports (as defined below), the Company represents and warrants to the Purchasers as follows:

         3.1 CORPORATE EXISTENCE AND POWER. Each of the Company and its significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Company and its Subsidiaries (a) has all requisite power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is proposed to be, engaged, and (b) is duly qualified as a foreign corporation, licensed and in good standing under the laws of each jurisdiction in which its ownership, lease or operation of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing could not reasonably be expected to have a material adverse effect on the assets, business, properties, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (a "COMPANY MATERIAL ADVERSE EFFECT"). The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents.

         3.2 AUTHORIZATION; NO CONTRAVENTION. The execution, delivery by the Company of the Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, including without limitation the issuance of the Preferred Shares to the Purchasers, (a) have been duly authorized by all necessary corporate action of the Company, (b) do not contravene the terms of the Certificate of Incorporation or the Bylaws (c) do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any contractual obligation of the Company or its Subsidiaries or any requirements of law applicable to the Company or its Subsidiaries other than any such matter with respect to a contractual obligation that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect, and
(d) do not violate any Governmental Order against, or binding upon, the Company.

         3.3 GOVERNMENTAL AUTHORIZATION; THIRD PARTY CONSENTS. Except for those that have been obtained or made, no material approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under a requirement of law, is necessary or required to be obtained or made by the Company in connection with the execution, delivery or performance (including, without limitation, the sale, issuance and delivery of the Preferred Shares) by, or enforceability against, the Company of the Transaction Documents or the transactions contemplated hereby and thereby.

         3.4 BINDING EFFECT. This Agreement has been and, as of the Closing Date, the Registration Rights Agreement will be duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchasers) this Agreement constitutes, and, as of the Closing Date, the Registration Rights Agreement will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

         3.5 CAPITALIZATION.

             (a) As of the date hereof the authorized capital stock of the Company consists of (x) 200,000,000 shares of Common Stock of which (i)
68,099,575 shares are issued and outstanding, (ii) 24,743,901 shares are reserved for issuance upon exercise of stock options granted to directors, officers and other employees of, and consultants to the Company pursuant to equity incentive plans approved by the Board of Directors, and (iii) 6,277,000 shares are reserved for issuance upon exercise of warrants held by Princess Gate Investors III, L.P., certain affiliates of Morgan Stanley Dean Witter & Co. and certain Persons whose investment manager is PG Investors III, Inc.; (y) 200,000,000 shares of non-voting common stock, par value $0.01 per share (the "Non-Voting Common Stock"), of the Company, none of which is outstanding; and
(z) 200,000,000 shares of preferred stock, none of which is outstanding.

             (b) On the Closing Date, after giving effect to the transactions contemplated by this Agreement, the authorized capital stock of the Company shall consist of (x) 200,000,000 shares of Common Stock of which (i) 68,099,575 shares shall be issued and outstanding (but excluding from the outstanding amounts any shares of Common Stock issued upon exercise of options and warrants outstanding as of the date of this Agreement), (ii) 24,743,901 shares shall be reserved for issuance upon exercise of stock options granted to directors, officers and other employees of, and consultants to the Company pursuant to equity incentive plans approved by the Board of Directors, (iii) 6,277,000 shares shall be reserved for issuance upon exercise of warrants held by Princess Gate Investors III, L.P., certain affiliates of Morgan Stanley Dean Witter & Co. and certain Persons whose investment manager is PG Investors III, Inc., (iv) 11,711,712 shares shall be reserved for issuance upon conversion of the Series B Preferred Stock, and (v) (A) the number of shares of Common Stock sold in the equity offering of the Company referred to in Section 6.9 hereof shall be issued and outstanding, or (B) the number of shares to be issued upon conversion of the Series A Preferred Stock sold in the equity offering of the Company referred to in Section 6.9 shall be reserved for issuance upon such conversion; (y) 200,000,000 shares of Non-Voting Common Stock, none of which is outstanding; and
(z) 200,000,000 shares of preferred stock of which (i) 1,080,000 shares shall be designated as Series B Preferred Stock, all of which shall be issued and outstanding, and (ii) if Series A Preferred Stock have been sold in the equity offering referred to in Section 6.9 hereof, the number of shares of Series A Preferred Stock sold in such equity offering shall be designated as shares of Series A Preferred Stock and shall be issued and outstanding.

             (c) The Preferred Shares have been duly authorized by all necessary corporate action, and when issued and sold to the Purchasers after payment therefor as provided for herein, will (i) be validly issued, fully paid and non-assessable, (ii) be issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws, (iii) not be subject to any preemptive rights or similar rights that have not been satisfied and (iv) be free and clear of all other Liens. The shares of Common Stock issuable upon conversion of the Preferred Shares have been duly authorized by all necessary corporate actions, reserved for issuance and, when issued in compliance with the provisions of the Certificate of Designations, will (i) be validly issued, fully paid and non-assessable, (ii) be issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws and (iii) not subject to any preemptive rights or similar rights that have not been satisfied and (iv) be free and clear of all other Liens. All outstanding shares of the Company's capital stock are (and upon consummation of the Closing contemplated hereby) will be been duly authorized, validly issued, fully paid and non-assessable, were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws and none of the shares of capital stock of the Company will have been issued in violation of any preemptive rights.

             (d) Except as described above, there are no (and upon consummation of the Closing as contemplated hereby there will not be any) options, warrants, subscriptions, calls, convertible securities or other rights or arrangements obligating the Company to sell any shares of capital stock of, or any other equity interest in, the Company. There are no (and upon consummation of the Closing as contemplated thereby, there will not be any) outstanding contractual obligations to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

         3.6 REPORTS; FINANCIAL STATEMENTS.

             (a) As of the respective dates of their filing with the Commission, all reports, registration statements and other filings, together with any amendments thereto, filed by the Company with the Commission since August 10, 2000 (the "COMPANY SEC REPORTS"), complied, and all such reports, registration statements and other filings to be filed by the Company with the Commission prior to the Closing Date will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the Commission promulgated thereunder. The Company SEC reports did not at the time they were filed with the Commission, or will not at the time they are filed with the Commission, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

             (b) The consolidated financial statements (including, in each case, any related schedules or notes thereto) contained in or incorporated by reference in the Company SEC Reports, and any such reports, registration statements and other filings to be filed by the Company with the Commission prior to the Closing Date (i) have been or will be prepared in accordance with the published rules and regulations of the Commission and generally accepted accounting principles consistently applied during the periods involved (except as may be indicated in the notes thereto) and (ii) fairly present or will fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations, statements of stockholders' equity and cash flows for the periods indicated, except that any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and may omit footnote disclosure as permitted by regulations of the Commission.

         3.7 LITIGATION. There are no losses actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, "CLAIMS") pending or, to the knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority against the Company or its Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Governmental Order has been issued by any court or other Governmental Authority against the Company purporting to enjoin or restrain the execution, delivery or performance by it of the Transaction Documents.

         3.8 LIABILITIES. The Company and its Subsidiaries have no direct or indirect liabilities or obligations of any nature, including any liability for Taxes, whether absolute, accrued, contingent or otherwise ("LIABILITIES"), which are not fully reflected or reserved against in the consolidated financial statements contained in or incorporated by reference in the Company SEC Reports, except for liabilities that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

         3.9 NO DEFAULT OR BREACH; CONTRACTUAL OBLIGATIONS. All of the Company's material contracts, agreements, understandings and arrangements, whether written or oral (collectively, the "CONTRACTS") are adequately described in the Company SEC Reports. Except as described in the Company SEC Reports, all such Contracts are valid, subsisting, in full force and effect and binding upon the Company and the other parties thereto, and the Company has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its Liabilities and obligations thereunder, except, in each case, as could not be reasonably expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any such Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by such other party thereunder, except as could not be reasonably expected to have a Company Material Adverse Effect.

         3.10 EMPLOYEE BENEFIT PLANS.

             (a) The Company SEC Reports describe all material employee benefit plans (including any "multiple employer plan" within the meaning of the Code or ERISA), arrangements, policies, programs, agreements or commitments maintained by the Company (collectively, the "PLANS"). Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Plan (and related trust, insurance contract or fund) has been established and administered in accordance with its terms, and complies in form and in operation with the applicable requirements of ERISA and the Code and other applicable law and regulation.

             (b)  Except  as  could  not   reasonably   be   expected  to  have,
individually or in the aggregate, a Company Material Adverse Effect, no claim with respect to the administration or the investment of the assets of any Plan (other than routine claims for benefits) is pending and all contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each Plan.

             (c) Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

             (d) Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfunded obligations under any Plan which are not fully reflected on the Financial Statements.

         3.11 TITLE TO PROPERTIES; LIENS. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to all real properties (if any) and all other properties and assets owned by them, in each case free from Liens, that would affect the value thereof or interfere with the use made or to be made thereof by them, and the Company and its Subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions that would interfere with the use made or to be made thereof by them.

         3.12 LICENSES; PERMITS, ETC. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them and have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit.

         3.13 INTELLECTUAL PROPERTY RIGHTS. Except for any such matters which, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or
possess, or believe that they can acquire or license on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names, or other intellectual property (collectively, "INTELLECTUAL PROPERTY RIGHTS") necessary to carry on the business now operated by the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Company and its Subsidiaries therein.

         3.14 COMPLIANCE WITH APPLICABLE LAW. The business of the Company and its Subsidiaries are in compliance in all material respects with all applicable federal, state, NYSE, local and foreign governments' laws and regulations (including all applicable environmental laws and regulations), except where any failures to be so in compliance, either individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

         3.15 NO REGISTRATION. Assuming the representations and warranties of the Purchasers set forth in Article IV hereof are true and correct in all respects, the subscription and sale of the Preferred Shares (and the Common Stock issuable upon conversion of the Preferred Shares) pursuant to this Agreement will be exempt from the registration requirements of the Securities Act. The Company has not made and will not prior to the Closing Date make, directly or indirectly, any offer or sale of the Preferred Shares or of securities of the same or similar class as the Preferred Shares if, as a result, the offer and sale contemplated hereby would fail to be entitled to exemption from the registration requirements of the Securities Act. As used herein, the terms "offer" and "sale" have the meanings specified in Section 2(3) of the Securities Act.

         3.16 ABSENCE OF CERTAIN CHANGES. Since January 1, 2001, the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course and, since such date, there has not been any condition, event or occurrence which had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

         3.17 BROKER'S, FINDER'S OR SIMILAR FEES. There are no brokerage commissions, finder's fees or similar fees or commissions payable by the Company in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Company or any action taken by any such Person.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

         The Purchasers hereby represent and warrant to the Company that:

         4.1 ORGANIZATION AND QUALIFICATION. The Purchasers are each duly organized, validly existing and in good standing under the laws of their respective state or country jurisdiction and have all the requisite power and authority to own, lease and operate their properties and to carry on their businesses as they are now being conducted and the Purchasers are duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by them or the ownership or leasing of their properties makes such qualification and being in good standing necessary, other than where the failure to be so qualified and in good standing would not have a material adverse effect on the Purchasers and their subsidiaries taken as a whole, their businesses, financial condition or results of operations.

         4.2 AUTHORITY. The Purchasers have all requisite partnership power and authority to execute and deliver the Transaction Documents, to perform their obligations hereunder and thereunder, and to consummate the transactions contemplated hereby to be consummated by the Purchasers. The execution, delivery and performance of the Transaction Documents by the Purchasers and the consummation by the Purchasers of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership, corporate, limited liability company or trust, as the case may be, action and no other limited partnership proceedings on the part of the Purchasers are necessary to authorize the Transaction Documents or to consummate the transactions contemplated hereby. The Transaction Documents have been duly executed and delivered by the Purchasers and (assuming the due authorization, execution and delivery hereof by the Company), constitute the legal, valid and binding obligations of the Purchasers enforceable against the Purchasers in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether considered in a proceeding at law or in equity).

         4.3 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

             (a) The execution and delivery of the Transaction Documents by the Purchasers does not, and the performance by the Purchasers of their obligations hereunder and thereunder and the consummation by the Purchasers of the transactions contemplated hereby and thereby will not, (i) conflict with, breach or violate the terms of the Purchasers's organizational documents, (ii) conflict with or violate any laws in effect as of the date of this Agreement applicable to the Purchasers or any of their subsidiaries or by which any of their respective properties or assets are bound or (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any other entity any right of termination, amendment, acceleration or cancellation of, require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Purchasers pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Purchasers are parties or by which the Purchasers or any of their respective properties or assets are bound.

             (b) No material approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under a requirement of law, is necessary or required to be obtained or made in connection with the execution, delivery or performance by, or enforceability against, the Purchasers of the Transaction Documents or the transactions contemplated hereby and thereby.

         4.4 ACQUISITION OF PREFERRED SHARES FOR INVESTMENT. The Purchasers have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their purchase of the Preferred Shares hereunder. The Purchasers are "accredited investors" within the meaning of Rule 501 promulgated under the Securities Act. The Purchasers are acquiring the Preferred Shares for investment and not with a view toward or for sale in connection with any distribution thereof in violation of any federal or state securities or "blue sky" laws, or with the present intention of distributing or selling such Preferred Shares in violation of any federal or state securities or "blue sky" law. The Purchasers understand and agree that the Preferred Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act or pursuant to an exemption therefrom PROVIDED THAT, if the Purchasers rely on an exemption from the Securities Act other than the exemptions provided by Rule 144 and Rule 144A, the Purchasers shall deliver a customary opinion of counsel reasonably satisfactory to the Company, to the effect that such transfer is in compliance with the Securities Act. The Purchasers understand and agree that the Preferred Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without compliance with state, local and foreign securities laws (in each case to the extent applicable). The Purchasers understand and agree that the Preferred Shares are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and that, except as set forth in the Registration Rights Agreement, the Company has no obligation or intention to register any of the Preferred Shares.

4.5 NO BROKER. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the purchase of Preferred Shares by the Purchasers provided for in this Agreement based upon arrangements made by or on behalf of the Purchasers.

                                   ARTICLE V

                                   COVENANTS

         The Company hereby, covenants and agrees with the Purchasers as follows:

         5.1 NOTIFICATION OF CERTAIN MATTERS. The Company shall promptly provide the Purchasers with copies of all filings made by the Company with the Commission, any other governmental authority or stock exchange in connection with the Transaction Documents and the transactions contemplated hereby.

         5.2 ACCESS TO INFORMATION. Subject to any applicable confidentiality restrictions, between the date hereof and the Closing Date, the Company will give the Purchasers and their authorized representatives reasonable access to all senior employees, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit the Purchasers and their authorized representatives to make such inspections as the Purchasers may reasonably request and will cause the Company's and its subsidiaries' officers to furnish the Purchasers or their representatives with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as the Purchasers may from time to time reasonably request, provided that the Purchasers or any of their authorized representatives (as applicable) agrees to keep confidential the Company's non-public information they receive hereunder.

         5.3 ADDITIONAL DIRECTORS. If any class of equity holders other then the Common Stock is entitled to vote as a separate class of stockholders to elect one or more members of the Board of Directors, the Company shall use commercially reasonable efforts to cause the Board of Directors, as promptly as practicable, to increase the size of the Board of Directors, elect to the Board of Directors or, if any such election requires a vote of the stockholders of the Company, nominate, recommend and solicit proxies for election to the Board of Directors one or more Persons designated by the Purchasers voting as a separate class, such that the aggregate number of directors of the Company designated by the Purchasers shall be the number of directors of the Company elected by the class of equity holders referred to above times the ratio of the aggregate Voting Power held by the Purchasers over the aggregate Voting Power held by such class of equity holders, rounded up to the next unit. The Company will reimburse such director(s) for his or her reasonable travel and accommodation costs incurred in connection with attending meetings of the Board of Directors.

         5.4 NYSE LISTING. As promptly as practicable following the date hereof, the Company will apply to the NYSE to list the shares of Common Stock into which the Preferred Shares may be converted, and the Company will use its best efforts to cause such shares to be listed on the NYSE as promptly thereafter as practicable.

         5.5 BOARD MEETINGS. Purchasers shall have the right to have one representative attend and observe all meetings of the Company's board of directors. The Company will give notice to such representative, as designated by the Purchasers from time to time, of all special and regular meetings (whether held in person or by telephone or otherwise) of the board of directors at the same time notice is given to the directors and will provide such representative with all information provided to the directors at the same time such information is provided to the directors. If the board of directors is to take any action by written consent, the Company will also provide such representative with copies of such consent and any information delivered to the directors in connection with such consent at the same time such consent and information are delivered to the directors. Such right does not include the right to vote at such meetings or by written consent. Each representative will sign such confidentiality agreements as the Company may reasonably request upon advise of its counsel in connection with such representative's attendance at any board meeting or receipt of any information distributed to the board of directors.

         5.6 ADDITIONAL SERIES B SALES. For a period of 30 days from the date hereof, the Company shall be permitted to sell up to 1,600,000 shares of Series B Preferred Stock that are authorized but unissued on the date hereof. If the Company shall sell any such additional shares of Series B Preferred Stock, such sale shall be made on terms and conditions, including the terms of any representations, warranties, indemnities, covenants, board or other governance rights and registration rights, which are no more favorable than the terms and conditions of the sale of the Preferred Shares to the Purchaser contained herein or the terms and conditions of the Registration Rights Agreement. Notwithstanding anything to the contrary or in the Series B Certificate of Designations, if, on the thirtieth (30th) day following the date hereof, the Company has sold less than 1,600,000 shares of Series B Preferred Stock as permitted by this Section 5.6, the Company shall not be permitted to sell any additional shares of Series B Preferred without the approval of the Purchaser. This Section 5.6 shall survive indefinitely notwithstanding the provisions of
Section 10.1.

         5.7 APPROVAL OF SALE OF SERIES A. Purchasers will vote, or cause to be voted, all the shares of capital stock of the Company beneficially owned by such Purchasers to approve the issuance to Invemed Catalyst Fund, L.P. of (i) the shares of the 5.5% Series A Convertible Redeemable Preferred Stock (the "Series A") purchased by Invemed, and (ii) the Common Stock issuable upon conversion of such shares of Series A in accordance with their terms at any meeting of the Company's stockholders duly convened to obtain such approval



                                   ARTICLE VI

                     CONDITIONS OF THE PURCHASERS TO CLOSING

         The obligation of the Purchasers to purchase the Preferred Shares, to pay the purchase price therefor at the Closing and to perform any obligations hereunder shall be subject to the satisfaction as determined by, or waiver by, the Purchasers of the following conditions on or before the Closing Date.

         6.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or material adverse effect, which representation as so qualified shall be true and correct in all respects) at and on the Closing Date as if made at and on such date.

         6.2 COVENANTS. The Company shall have performed in all material respects all obligations and complied with all agreements, undertakings, covenants and conditions required by it to be performed at or prior to the Closing.

         6.3 COMPLIANCE WITH THIS AGREEMENT. The Company shall have performed and complied in all material respects with all of its agreements set forth herein that are required to be performed by the Company on or before the Closing Date.

         6.4 OFFICER'S CERTIFICATE. The Purchasers shall have received a certificate from the Company, in form and substance satisfactory to it, dated the Closing Date, and signed by an executive officer of the Company, certifying as to the matters set forth in Sections 6.1, 6.2 and 6.3.

         6.5  FILING  OF  CERTIFICATE  OF   DESIGNATIONS.   The  Certificate  of
Designations shall have been duly filed by the Company with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware, and the Purchasers shall have received satisfactory evidence of such filing.

         6.6 SECRETARY'S CERTIFICATE. The Purchasers shall have received a certificate from the Company, in form and substance satisfactory to it, dated the Closing Date and signed by the Secretary or an Assistant Secretary of the Company, certifying (a) that the Company is in good standing with the Secretary of State of the State of Delaware, (b) that the attached copies of the Certificate of Incorporation, the Bylaws, and resolutions of the Board of Directors of the Company approving the Transaction Documents and the transactions contemplated hereby and thereby, are all true, complete and correct and remain unamended and in full force and effect and (c) as to the incumbency and specimen signature of each officer of the Company executing the Transaction Documents and any other document delivered in connection herewith on behalf of the Company.

         6.7 CREDIT AGREEMENT. Amendment No.2 shall be in full force and effect, all the conditions precedent to the effectiveness of Amendment No.2 set forth in
Section 2 of Amendment No.2 shall have been satisfied or waived (except Section 2(d) which shall be satisfied with the consummation of the transactions contemplated by this Agreement) and there shall have been no further amendment to the Credit Agreement.

         6.8 REGISTRATION RIGHTS AGREEMENT. The Company shall have duly executed and delivered the Registration Rights Agreement.

         6.9 COMPLETION OF EQUITY OFFERING. The Company shall have sold (a) shares of the Series A Preferred Stock the terms of which (including without limitation, each of the dividend rate, liquidation preference, conversion price, anti-dilution adjustments, voting rights and Board of Directors representation of such class of capital stock) are, in the reasonable judgment of the Purchasers, no more favorable to the holders thereof than the terms of the Preferred Shares are to the Purchasers or (b) shares of Common Stock at a purchase price equal to or greater than the conversion price of the Series B Preferred Stock, for gross proceeds (before deducting underwriting discounts and other expenses) of at least $25 million.

         6.10 OPINION OF OUTSIDE COUNSEL. The Purchasers shall have received an opinion of Sullivan & Cromwell, dated the Closing Date, relating to the transactions contemplated by or referred to herein, substantially in the form attached hereto as EXHIBIT D-1.

         6.11 OPINION OF IN-HOUSE COUNSEL. The Purchasers shall have received an opinion of the General Counsel of the Company, dated the Closing Date, relating to the transactions contemplated by or referred to herein, substantially in the form attached hereto as EXHIBIT D-2.

         6.12 NO INJUNCTION. No law or Governmental Order (whether temporary, preliminary or permanent) shall be in effect that restrains, enjoins or otherwise prohibits consummation of the transactions contemplated in the Transaction Documents or that, individually or in the aggregate with all other such laws or Governmental Order, could reasonably be expected to result in a Company Material Adverse Effect and no Governmental Authority or other person shall have instituted any proceeding seeking any such law or Governmental Order.

         6.13 NO CHANGE OF CONTROL. There shall not have occurred, on or prior to such Closing, a Sale Transaction (as defined in the Certificate of Designations).

         6.14 CONSENTS AND APPROVALS. All consents, approvals, exemptions, authorizations, or other actions by, or notice to, or filings with, Governmental Authorities and other Persons which are necessary or required in connection with the execution, delivery or performance by, or enforceability against, the Company of the Transaction Documents shall have been obtained and be in full force and effect, and the Purchasers shall have been furnished with appropriate evidence thereof and all applicable waiting periods shall have expired without any action being taken or threatened which would have a Company Material Adverse Effect.

         6.15 PURCHASED PREFERRED SHARES. The Company shall be prepared to deliver to the Purchasers certificates in definitive form representing the number of Preferred Shares set forth on SCHEDULE A hereto, registered in the name of the Purchasers.

                                  ARTICLE VII

                      CONDITIONS OF THE COMPANY TO CLOSING

         The obligation of the Company to issue and sell the Preferred Shares and the obligation of the Company to perform its other obligations hereunder shall be subject to the satisfaction as determined by, or waiver by, the Company of the following conditions on or before the Closing Date:

         7.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct in all material respects (except for any such representations and warranties which are qualified by their terms by a reference to materiality or material adverse effect, which representation as so qualified shall be true and correct in all respects) at and on the Closing Date as if made at and on such date.

         7.2 COVENANTS. The Purchasers shall have performed in all material respects all obligations and complied with all agreements, undertakings, covenants and conditions required by them to be performed at or prior to the Closing.

         7.3 COMPLIANCE WITH THIS AGREEMENT. The Purchasers shall have performed and complied in all material respects with all of their agreements set forth herein that are required to be performed by the Purchasers on or before the Closing Date.

         7.4 OFFICER'S CERTIFICATE. The Company shall have received from the Purchasers, a certificate, signed by the Purchasers to the effect that the conditions set forth in the foregoing Sections 7.1, 7.2 and 7.3 have been satisfied with respect to the Purchasers.

         7.5 NO INJUNCTION. No law or Governmental Order (whether temporary, preliminary or permanent) shall be in effect that restrains, enjoins or otherwise prohibits consummation of the transactions contemplated in the Transaction Documents or that, individually or in the aggregate with all other such laws or Governmental Order, could reasonably be expected to result in a Company Material Adverse Effect and no Governmental Authority or other person shall have instituted any proceeding seeking any such law or Governmental Orders.

         7.6 CONSENTS AND APPROVALS. All consents, approvals, exemptions, authorizations, or other actions by, or notice to, or filings with, Governmental Authorities and other Persons and all corporate actions which are necessary or required in connection with the execution, delivery or performance by, or enforceability against, the Purchasers of the Transaction Documents shall have been obtained and be in full force and effect, and the Company shall have been furnished with appropriate evidence thereof and all applicable waiting periods shall have expired without any action being taken or threatened which would have a Company Material Adverse Effect.

         7.7 PAYMENT OF PURCHASE PRICE. The Purchasers shall be prepared to pay the aggregate purchase price for the Preferred Shares to be purchased by the Purchasers.

         7.8 REGISTRATION RIGHTS AGREEMENT. The Purchasers shall have duly executed and delivered the Registration Rights Agreement.

                                  ARTICLE VIII

                                 INDEMNIFICATION

         8.1 INDEMNIFICATION. Except as otherwise provided in this Article VIII, the Company (the "INDEMNIFYING PARTY") agrees to indemnify, defend and hold harmless the Purchasers and their affiliates and their respective officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, an "INDEMNIFIED PARTY") to the fullest extent permitted by law from and against any and all losses, damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) or other liabilities (collectively, "LOSSES") resulting from or arising out of any breach of any representation or warranty, covenant or agreement by the Company in the Transaction Documents, including as a result of any Claim by the Indemnified Party or a third party with respect to any such breach. For purposes of the foregoing, any diminution in value of the Preferred Shares or the Common Stock issuable upon conversion of the Preferred Shares, shall be deemed a Loss.

         8.2 NOTIFICATION. Each Indemnified Party under this Article VIII shall, promptly after the receipt of notice of the commencement of any Claim by a third party against such Indemnified Party in respect of which indemnity may be sought from the Indemnifying Party under this Article VIII, notify the Indemnifying Party in writing of the commencement thereof. The omission of any Indemnified Party to so notify the Indemnifying Party of any such action shall not relieve the Indemnifying Party from any liability which it may have to such Indemnified Party (a) other than pursuant to this Article VIII or (b) under this Article VIII unless, and only to the extent that, such omission results in the Indemnifying Party's forfeiture of substantive rights or defenses. In case any such Claim shall be brought against any Indemnified Party, and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment (Sullivan & Cromwell and Dechert being deemed satisfactory to the parties hereof); provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense at its own expense. Notwithstanding the foregoing, in any Claim in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel and to control its own defense of such Claim if, in the reasonable opinion of counsel to such Indemnified Party, either (x) one or more defenses are available to the Indemnified Party that are not available to the

Indemnifying Party or (y) a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable; provided, however, that the Indemnifying Party shall not be liable for the fees and expenses of more than one counsel to all Indemnified Parties. The Indemnifying Party agrees that it will not, without the prior written consent of the Purchasers, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such Claim. The Indemnifying Party shall not be liable for any settlement of any Claim effected against an Indemnified Party without its written consent. The rights accorded to an Indemnified Party hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article VIII shall restrict or limit any rights that any Indemnified Party may have to seek equitable relief.

         8.3 CONTRIBUTION. If the indemnification provided for in this Article VIII from the Indemnifying Party is unavailable to an Indemnified Party hereunder in respect of any Losses referred to herein (other than by reason of a breach of, or default under, the provisions of Section 8.2 hereof by such Indemnified Party), then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations. The relative faults of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in Sections 8.1 and 8.2, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                                   ARTICLE IX

                            TERMINATION OF AGREEMENT

         9.1 TERMINATION. This Agreement may be terminated prior to the Closing as follows:

             (a) at any time on or prior to the Closing Date, by mutual written consent of the Company and the Purchasers;

             (b) at the election of the Company or the Purchasers, by written notice to the other parties hereto after 5:00 p.m., New York time, on December 31, 2001 if the Closing shall not have occurred, unless such date is extended by the mutual written consent of the Company and the Purchasers; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 9.1(b) shall not be available (i) to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the proximate cause of the failure of the Closing to occur on or before such date or (ii) if the Closing has not occurred solely because any party hereto has not yet obtained a necessary approval from any Governmental Authority;

             (c) at the election of the Company, if there has been a material breach of any representation, warranty, covenant or agreement on the part of any of the Purchasers contained in this Agreement, which breach has not been cured within fifteen (15) Business Days of notice to the Purchasers of such breach; or

             (d) at the election of the Purchasers, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach has not been cured within fifteen (15) Business Days notice to the Company of such breach.

         If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 9.2.

         9.2 SURVIVAL. Notwithstanding Section 9.1, if this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become void and of no further force and effect, except for the provisions of Article I and this Section 9.2; PROVIDED, HOWEVER, that (a) none of the parties hereto shall have any liability in respect of a termination of this Agreement pursuant to Section 9.1(a) or Section 9.1(b) and (b) nothing shall relieve any of the parties from liability for actual damages resulting from a termination of this Agreement pursuant to Section 9.1(c) or 9.1(d); and PROVIDED, FURTHER, that none of the parties hereto shall have any liability for speculative, indirect, unforeseeable or consequential damages or lost profits resulting from any legal action relating to any termination of this Agreement.

                                   ARTICLE X

                                  MISCELLANEOUS

         10.1  SURVIVAL  OF   REPRESENTATIONS   AND   WARRANTIES.   All  of  the
representations, warranties and indemnities made herein shall survive the execution and delivery of this Agreement until the date that is ninety (90) days after the receipt by the Purchasers of audited financial statements of the Company for the fiscal year ending December 31, 2002 (or, if such fiscal year changes and no such audited consolidated financial statements are available, then the successor fiscal year), except to the extent any Claim under Section
Article VIII is pending, in which case the representations, warranties and indemnities related to such Claim shall survive until such Claim is resolved in accordance with Article VIII.

         10.2 AMENDMENTS AND WAIVERS. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Purchasers.

         10.3 NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

                  If to the Company, to:

                  Key3Media Group, Inc.
                  5700 Wilshire Blvd., Suite 325
                  Los Angeles, CA  90036
                  Telecopy: 323-954-6229
                  Attention:  Ned S. Goldstein, Esq.

                  With a copy to:

                  Sullivan and Cromwell
                  125 Broad Street
                  New York, New York  10004
                  Telecopy: 212-558-3588
                  Attention:  Duncan C. McCurrach, Esq.

                  If to the Purchasers, to:

                  ValueAct Capital Partners, L.P.
                  One Maritime Plaza, 14th Floor
                  San Francisco, CA  94111
                  Telecopy:  415-362-5727
                  Attention:  Jeffrey Ubben
                  With a copy to:

                  Dechert
                  4000 Bell Atlantic Tower
                  1717 Arch Street
                  Philadelphia, Pennsylvania  19103-2793
                  Telecopy:  215-994-4000
                  Attention: Christopher G. Karras, Esq.

         All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

         10.4 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns of each party; PROVIDED HOWEVER that neither the Company, on the one hand, nor the Purchasers on behalf of the Purchasers, on the other hand, shall assign or delegate any of the rights or obligations created under this Agreement without the prior written consent of the other party; PROVIDED FURTHER THAT, the Purchasers may assign any of their rights under this Agreement, but not any of its obligations hereunder, to any Affiliate of the Purchasers without the Company's consent.

         10.5 NO THIRD PARTY BENEFICIARIES. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever or by reason of this Agreement.

         10.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

         10.7 DESCRIPTIVE HEADINGS, ETC. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         10.8 SEVERABILITY. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

         10.9 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of law principles thereof).

         10.10 REMEDIES; SPECIFIC PERFORMANCE. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

         10.11 ENTIRE AGREEMENT. The Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein or in the other Transaction Documents. The Transaction Documents supersede all prior agreements and understandings between the parties to this Agreement with respect to such subject matter.

         10.12 FEES. Upon the Closing, the Company shall reimburse the Purchasers for all of their reasonable fees, disbursements and other charges of counsel reasonably incurred in connection with the transactions contemplated by this Agreement up to an aggregate amount of $50,000 if the Closing takes place.

         10.13 CONSENT TO JURISDICTION; WAIVER OF JURY. Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in
Section 10.3 of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. Each of the parties hereby irrevocably waives trial by jury in any action, suit or proceeding, whether at law or equity, brought by any of them in connection with this Agreement or the transactions contemplated hereby.

         10.14 FURTHER ASSURANCES. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         10.15 NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Purchasers in this Agreement.

         10.16 CONSTRUCTION. The parties acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its, his or her legal counsel and that this Agreement shall be construed as if jointly drafted by the Company and the Purchasers.

                  [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.


                                      KEY3MEDIA GROUP, INC.



                                      By:  /s/ Ned Goldstein
                                         ---------------------------------------



                                      VALUEACT CAPITAL PARTNERS, L.P.



                                      By: VA Partners, LLC, its General Partner

                                      By: /s/  Jeffrey W. Ubben
                                         ---------------------------------------
                                         Name:  Jeffrey W. Ubben
                                         Title:    Managing Partner

                                      VALUEACT CAPITAL PARTNERS II, L.P.

                                      By: VA Partners, LLC, its General Partner

                                      By: /s/  Jeffrey W. Ubben
                                         ---------------------------------------
                                         Name:  Jeffrey W. Ubben
                                         Title:    Managing Partner

                                      VALUEACT CAPITAL INTERNATIONAL, LTD.


                                      By: /s/  Jeffrey W. Ubben
                                         ---------------------------------------
                                         Name:  Jeffrey W. Ubben
                                         Title:    Managing Partner

                                                                      SCHEDULE A


              NAME                 NUMBER OF PREFERRED SHARES     PURCHASE PRICE

ValueAct Capital Partners, L.P.             900,000                 $22,500,000
ValueAct Capital Partners II, L.P.           73,000                 $ 1,825,000
ValueAct Capital International, Ltd.         27,000                 $   675,000

                                                                       EXHIBIT 3


                                                                  Execution Copy


                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT, dated November 21, 2001, by and between SOFTBANK America Inc., a Delaware corporation (the "COMPANY") and ValueAct Capital Partners, L.P., a Delaware limited partnership, ValueAct Capital
Partners II, L.P., a Delaware limited partnership, and ValueAct Capital International, Ltd., a British Virgin Islands corporation (collectively, the "PURCHASERS").

                                WITNESSETH THAT:

         WHEREAS, the Company wishes to sell to the Purchasers and the Purchasers wish to purchase from the Company, shares of Key3Media Group, Inc.'s common stock, par value $.01 per share (the "Key3Media Stock").

         NOW, THEREFORE, in consideration of the agreements and obligations contained in this Agreement, the parties hereby agree as follows:

                                    ARTICLE I

                                SALE AND PURCHASE

         1.1 PURCHASE AND SALE OF KEY3MEDIA STOCK. The Company shall sell to the Purchasers and the Purchasers collectively shall purchase from the Company one million (1,000,000) shares (the "Key3Media Shares") of Key3Media Stock as allocated to each Purchaser on Schedule A to this Agreement for an aggregate price of $3,375,000 (the "PURCHASE PRICE") payable by wire transfer in federal (same day) funds. At the closing of the transactions contemplated by Section 2.2 of this Agreement (the "CLOSING") (a) the Company shall deliver to the Purchasers the certificate or certificates representing the Key3Media Shares, together with stock powers duly executed in blank or duly executed instruments of transfer and (b) the Purchasers collectively shall wire to an account designated by the Company pursuant to wire instructions delivered at least two business days prior to the Closing $3,375,000 in federal (same day) funds. Each Purchaser acknowledges that shares of Key3Media Stock bear a legend in substantially the following form:

                    "The   shares    represented   by   this
                    certificate are "restricted  securities"
                    as that  term  is  defined  in Rule  144
                    promulgated  under the Securities Act of
                    1933, as amended (the "SECURITIES ACT"),
                    and   may  not  be   offered,   sold  or
                    otherwise   transferred,    pledged   or
                    hypothecated  except  in  a  transaction
                    registered  under the  Securities Act or
                    in  a   transaction   exempt  from  such
                    registration."

         1.2 CLOSING. The Closing shall take place at the offices of Sullivan & Cromwell, at 10:00 a.m., New York City time (or as soon thereafter as practicable), on November 27, 2001, or at such other time, place and date that the Company and the Purchasers may agree. (the "CLOSING DATE").

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to the Purchasers as follows:

         2.1 CORPORATE EXISTENCE AND POWER. The Company has full legal right, power and authority to enter into this Agreement, transfer the Key3Media Shares to the Purchasers in accordance with this Agreement and to perform its other obligations hereunder, without the need for the consent of any other person or entity. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws, decisions or equitable principles now or hereafter in effect relating to or affecting creditors' rights or debtors' obligations generally.

         2.2 TITLE TO THE KEY3MEDIA STOCK. The Company is the sole record and beneficial owner of the Key3Media Shares. The Company owns the Key3Media Shares free and clear of any liens, restrictions, security interests, encumbrances or claims or judgment or decree of any court or government agency. Upon delivery to the Purchasers at the Closing of certificates representing the Key3Media Shares in accordance herewith, the Company will acquire good and valid title to the Key3Media Shares, free and clear of all liens, claims, security interests, pledges, charges, equities, options, restrictions and encumbrances of whatsoever nature.

         2.3 NO VIOLATION OF LAWS OR AGREEMENTS. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement and the compliance with the terms, conditions and provisions of this Agreement by the Company, will not, conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any indenture, mortgage, loan or credit agreement or any other agreement or instrument to which the Company is a party or by which the Company or any of the Company's assets may be bound or affected, or any judgment or order of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign, or any applicable law, rule or regulation, except in any such case as would not impair the validity of the transactions contemplated hereby or expose the Purchasers to any liability.

         2.4 NO LITIGATION. There are no actions, suits, investigations, or proceedings pending or, to the best of the Company's knowledge, threatened against or affecting the Key3Media Shares or the Company's rights thereto, at law or in equity, by or before any court or governmental department, agency or instrumentality. There are presently no outstanding judgments, decrees or orders of any court or any governmental or administrative agency against or affecting the Key3Media Shares or the Company's rights thereto.

         2.5 NO BROKER. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Purchasers in connection with the purchase of Key3Media Shares by the Purchasers provided for in this Agreement based upon arrangements made by or on behalf of the Company.


                                   ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

         The Purchasers hereby represent and warrants to the Company that:

         3.1 AUTHORITY. Each Purchaser has all requisite partnership power and authority to execute, deliver and perform its obligations under this Agreement.

         3.2 ACQUISITION OF KEY3MEDIA STOCK FOR INVESTMENT. Each Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Key3Media Shares hereunder. Each Purchaser is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act. Each Purchaser is acquiring the Key3Media Shares for investment and not with a view toward resale in connection with any distribution thereof in violation of any federal or state securities or "blue sky" laws, or with the present intention of distributing or selling such Key3Media Shares in violation of any federal or state securities or "blue sky" law. Each Purchaser understands and agrees that the Key3Media Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act or pursuant to an exemption there from; PROVIDED, THAT, if a Purchaser relies on an exemption from the Securities Act other than the exemptions provided by Rule 144 and Rule 144A, such Purchaser shall deliver a customary opinion of counsel reasonably satisfactory to the Key3Media Group, Inc., to the effect that such transfer is in compliance with the Securities Act.

         3.5 NO BROKER. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the purchase of Key3Media Shares by each Purchaser provided for in this Agreement based upon arrangements made by or on behalf of each Purchaser.

                                   ARTICLE IV
                            TERMINATION OF AGREEMENT

         4.1 TERMINATION. This Agreement may be terminated prior to the Closing as follows:

            (a) at any time on or prior to the Closing Date, by mutual written consent of the Company and the Purchasers;

            (b) at the election of the Company or the Purchasers, by written notice to the other parties hereto after 5:00 p.m., New York time, on December 31, 2001 if the Closing shall not have occurred, unless such date is extended by the mutual written consent of the Company and the Purchasers; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 4.1 shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the proximate cause of the failure of the Closing to occur on or before such date;

            (c) at the election of the Company, if there has been a material breach of any representation, warranty, covenant or agreement on the part of any of the Purchasers contained in this Agreement, which breach has not been cured within fifteen (15) Business Days of notice to the Purchasers of such breach; or

            (d) at the election of the Purchasers, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach has not been cured within fifteen (15) Business Days notice to the Company of such breach.

         If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 4.2.

         4.2 SURVIVAL. Notwithstanding Section 4.1, if this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement shall become void and of no further force and effect, except for the provisions of this Section 4.2; PROVIDED, HOWEVER, that
(a) none of the parties hereto shall have any liability in respect of a termination of this Agreement pursuant to Section 4.1(a) or Section 4.1(b) and
(b) nothing shall relieve any of the parties from liability for actual damages resulting from a termination of this Agreement pursuant to Section 4.1(c) or 4.1(d); and provided, further, that none of the parties hereto shall have any liability for speculative, indirect, unforeseeable or consequential damages or lost profits resulting from any legal action relating to any termination of this Agreement.

                                    ARTICLE V
                                  MISCELLANEOUS

         5.1   SURVIVAL  OF   REPRESENTATIONS   AND   WARRANTIES.   All  of  the
representations, warranties and indemnities made herein shall survive the execution and delivery of this Agreement.

         5.2 AMENDMENTS AND WAIVERS. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Purchasers.

         5.3 NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

                  If to the Company, to:

                  SOFTBANK America Inc.
                  10 Langley Road, Suite 403
                  Newton Center, MA  02459
                  Telecopy:
                  Attention:   Steve Murray
                  With a copy to:

                  Sullivan and Cromwell
                  125 Broad Street
                  New York, New York  10004
                  Telecopy: 212-558-3588
                  Attention:  Duncan C. McCurrach, Esq.

                  If to the Purchasers, to:

                  ValueAct Capital Partners, L.P.
                  One Maritime Plaza, 14th Floor
                  San Francisco, CA  94111
                  Telecopy:  415-362-5727
                  Attention:  Jeffrey Ubben

                  With a copy to:

                  Dechert
                  4000 Bell Atlantic Tower
                  1717 Arch Street
                  Philadelphia, PA 19103-2793
                  Telecopy: 215-994-4000
                  Attention:  Christopher G. Karras, Esq.

         All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

         5.4 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns of each party; provided however that neither the Company, on the one hand, nor the Purchasers on behalf of the Purchasers, on the other hand, shall assign or delegate any of the rights or obligations created under this Agreement without the prior written consent of the other party; provided further that, the Purchasers may assign any of their rights under this Agreement, but not any of their obligations hereunder, to any Affiliate of the Purchasers without the Company's consent.

         5.5 NO THIRD PARTY BENEFICIARIES. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever or by reason of this Agreement.

         5.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

         5.7 DESCRIPTIVE HEADINGS, ETC. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         5.8 SEVERABILITY. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

         5.9 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of law principles thereof).

         5.10 REMEDIES; SPECIFIC PERFORMANCE. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

         5.11 ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein. This Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

         5.12 CONSENT TO JURISDICTION; WAIVER OF JURY. Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in
Section 5.3 of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. Each of the parties hereby irrevocably waives trial by jury in any action, suit or proceeding, whether at law or equity, brought by any of them in connection with this Agreement or the transactions contemplated hereby.

         5.13 FURTHER ASSURANCES. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         5.14 NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Purchasers in this Agreement.

         5.15 CONSTRUCTION. The parties acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its, his or her legal counsel and that this Agreement shall be construed as if jointly drafted by the Company and the Purchasers.

                  [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.

                                     SOFTBANK America Inc.

                                     By: /s/  Steve Murray
                                        ----------------------------------------
                                           Name: Steve Murray
                                           Title:


                                     VALUEACT CAPITAL PARTNERS, L.P.

                                     By: VA Partners, LLC, its General Partner

                                     By:   /s/  Jeffrey W. Ubben
                                        ----------------------------------------
                                        Name:  Jeffrey W. Ubben
                                        Title:    Managing Partner

                                     VALUEACT CAPITAL PARTNERS II, L.P.

                                     By: VA Partners, LLC, its General Partner

                                     By:   /s/  Jeffrey W. Ubben
                                        ----------------------------------------
                                        Name:  Jeffrey W. Ubben
                                        Title:    Managing Partner



                                     VALUEACT CAPITAL INTERNATIONAL, LTD.


                                     By:   /s/  Jeffrey W. Ubben
                                        ----------------------------------------
                                        Name:  Jeffrey W. Ubben
                                        Title:    Managing Partner

                                                                      SCHEDULE A



NAME                                                  NUMBER OF KEY3MEDIA SHARES
---------                                             --------------------------

ValueAct Capital Partners, L.P.                                900,000
ValueAct Capital Partners II, L.P.                              73,000
ValueAct Capital International, Ltd.                            27,000

                                                                       EXHIBIT 4

                           CERTIFICATE OF DESIGNATIONS

                                       OF

              SERIES B 5.5% CONVERTIBLE REDEEMABLE PREFERRED STOCK

                                       OF

                              KEY3MEDIA GROUP, INC.

         KEY3MEDIA GROUP, INC., a Delaware corporation (the "CORPORATION"), does hereby certify:

         That the following resolution was duly adopted by the Board of Directors of the Corporation (the "BOARD OF DIRECTORS") at a meeting duly convened and held on November 20, 2001 pursuant to authority conferred upon the Board of Directors by the provisions of the Certificate of Incorporation of the Corporation authorizing the Corporation to issue up to 200 million shares of its preferred stock, par value $0.01 per share (the "PREFERRED STOCK"):

         "BE IT RESOLVED, that the issuance of a series of preferred stock, par value $0.01 per share (the "PREFERRED STOCK"), of Key3Media Group, Inc. (the "CORPORATION") is hereby authorized, and the designation, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of the shares of such series, in addition to those set forth in the certificate of incorporation of the Corporation, are hereby fixed as follows:

         SECTION 1. DESIGNATION. The distinctive serial designation of such series is "Series B 5.5% Convertible Redeemable Preferred Stock" ("SERIES B"). Each share of Series B shall be identical in all respects to every other share of Series B.

         SECTION 2. NUMBER OF SHARES. The number of shares of Series B shall be 2,600,000. Subject to the approval required by Section 9(b), such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series B then outstanding) by the Board of Directors. Shares of Series B that are redeemed, purchased or otherwise acquired by the Corporation or converted into Common Stock shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

         SECTION 3. DEFINITIONS. As used herein with respect to Series B:

         (a) "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized or obligated by law, regulation or executive order to close.

         (b) "COMMON SHARES" means the Common Stock and the non-voting common stock, par value $0.01 per share, of the Corporation.

         (c) "COMMON STOCK" means the common stock, par value $0.01 per share, of the Corporation.

         (d) "JUNIOR STOCK" means the Common Shares and any other classes or series of capital stock of the Corporation hereafter authorized that are not, by their express terms, Parity Stock or Senior Stock and over which Series B has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

         (e) "PARITY STOCK" means the Series A 5.5% Convertible Redeemable Preferred Stock of the Corporation (the "SERIES A") and any other class or series of capital stock of the Corporation that by its express terms ranks on a parity with Series B in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

         (f) "SENIOR STOCK" means any class or series of capital stock of the Corporation that by its express terms ranks senior to the Series B in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation. .

         (f) "PERSON" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity or organization.

         SECTION 4. DIVIDENDS.

         (a) RATE. The holders of the Series B shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor, cash dividends ("QUARTERLY DIVIDENDS") at the annual rate of 5.5% of the Applicable Liquidation Preference (as defined below) per share, and no more, which shall accrue and be payable quarterly on the 27th day of February, May, August and November in each year, respectively, beginning on February 27, 2002 (or, if any such date is not a Business Day, on the next succeeding Business Day)(each, a "DIVIDEND PAYMENT DATE") with respect to the period from and including (i) if the respective Dividend Payment Date is the first Dividend Payment Date, November 27, 2001 (the "ISSUE DATE") and (ii) in all other cases, the Dividend Payment Date immediately preceding the respective Dividend Payment Date to but excluding the respective Dividend Payment Date (each such period, a "QUARTERLY DIVIDEND PERIOD"), to the holders of record on the date, not more than 60 nor less than 10 days preceding the respective Dividend Payment Date, fixed for that purpose by the Board of Directors in advance of payment of each particular dividend. The Quarterly Dividends payable per share of Series B for each Quarterly Dividend Period shall be computed by multiplying the Applicable Liquidation Preference for such Quarterly Dividend Period by 1.375%. The accrued Quarterly Dividends for any period less than a full Quarterly Dividend Period during which shares of Series B are outstanding shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period. To the extent that any Quarterly Dividends payable on the Series B on any Dividend Payment Date (whether or not declared) are not paid in cash or declared and set aside in cash for payment prior to 5:00 p.m., New York City time, on such Dividend Payment Date (such time and date, the "PAYMENT DEADLINE" and such unpaid Quarterly Dividends, the

"UNPAID QUARTERLY DIVIDENDS"), then such Unpaid Quarterly Dividends shall be deemed paid, shall not cumulate and shall cease to accrue and be payable as of the Payment Deadline as long as such Unpaid Quarterly Dividends are added to the Liquidation Preference as required by Section 5(a) below. No interest, or sum of money in lieu of interest, shall be payable in respect of any Unpaid Quarterly Dividends.

         The "APPLICABLE LIQUIDATION PREFERENCE" means, with respect to any Quarterly Dividend Period, the Liquidation Preference determined as of 5:01 p.m., New York City Time, on the first day of such Quarterly Dividend Period (after giving effect to the accretion of all Unpaid Quarterly Dividends for all prior Quarterly Dividend Periods as required by Section 5(a) below) .

         (b) PRIORITY OF QUARTERLY DIVIDENDS. So long as any share of Series B remains outstanding, no dividend whatever shall be paid or declared and no distribution shall be made on any Junior Stock, other than a dividend payable solely in Junior Stock or a Participating Dividend (as hereinafter defined), and no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), unless (i) the full Quarterly Dividends thereon for the then current Quarterly Dividend Period has been paid or declared and set aside for payment and (ii) all prior redemption requirements with respect to Series B have been complied with. When the Quarterly Dividends for any Quarterly Dividend Period are not paid in full upon the shares of Series B and any Parity Stock, all such dividends declared upon shares of Series B and all Parity Stock shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as the accrued but unpaid dividends per share on the shares of Series B and all such Parity Stock for such Quarterly Dividend Period bear to each other. Subject to the foregoing and paragraph (c) below, and not otherwise, such dividends
(payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor, and the shares of Series B shall not be entitled to participate in any such dividend.

         (c) PARTICIPATING DIVIDENDS. In addition to the Quarterly Dividends provided above, if the Board of Directors declares or pays any dividend, or makes any other distribution, on the Common Shares, then concurrently therewith the Board of Directors shall declare or pay (as applicable) a dividend or make a distribution on the Series B in an amount per share equal to the product of (i) the dividend or distribution per Common Share and (ii) the number of shares of Common Stock into which one share of Series B is then convertible (collectively, ("PARTICIPATING DIVIDENDS"). No dividend whatever shall be declared or paid, and no other distribution shall be made, on the Common Shares unless the corresponding Participating Dividend is paid on the shares of Series B in accordance with the preceding sentence.

         SECTION 5. LIQUIDATION RIGHTS.

         (a) LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Series B shall be entitled, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, to receive in full an amount equal to the Liquidation Preference (as hereinafter defined) determined as of the payment date, together with an amount equal to the Accrued Dividends with respect to the payment date. For purposes of this Section 5 the merger or consolidation of the Corporation with any other Person shall not constitute a liquidation, dissolution or winding up of the Corporation.

         "ACCRUED DIVIDENDS" means, with respect to any payment, redemption or conversion date, the accrued and unpaid Quarterly Dividends per share of Series B from and including the first day of the Quarterly Dividend Period in which such payment, redemption or conversion date occurs to but excluding the date of such payment, redemption or conversion, whether or not earned or declared.

         "LIQUIDATION PREFERENCE" shall initially be $25.00 per share of Series B but shall increase on the Payment Deadline on each Dividend Payment Date if there are any Unpaid Quarterly Dividends with respect to the Quarterly Dividend Period ending on the day prior to such Dividend Payment Date by the amount of such Unpaid Quarterly Dividends per share of Series B.

         (b) PARTIAL PAYMENT. If the assets of the Corporation are not sufficient to pay in full the Liquidation Preference determined as of the payment date and all Accrued Dividends with respect to the payment date to all holders of Series B and all holders of any Parity Stock, the amounts paid to the holders of Series B and to the holders of all Parity Stock shall be pro rata in accordance with the respective aggregate liquidation preferences of Series B and all such Parity Stock.

         (c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference determined as of the payment date and all Accrued Dividends with respect to the payment date have been paid in full to all holders of Series B and the respective liquidation preferences and any accrued dividends payable in connection with such liquidation, dissolution or winding up have been paid in full to all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

         SECTION 6. REDEMPTION.

         (a) OPTIONAL REDEMPTION. The Corporation, at the option of the Board of Directors, may redeem in whole or in part the shares of Series B at the time outstanding, at any time or from time to time, upon notice given as provided in Subsection (b) below, for cash at the redemption price in effect at the redemption date as provided in this Section 6; provided, however, that no shares of Series B may be redeemed before November 27, 2004. The redemption price per share of Series B shall be equal to the sum of (i) the Liquidation Preference determined as of the redemption date, (ii) the Accrued Dividends with respect to the redemption date, and (iii) the premium per share of Series B, if any, specified in the following table determined by reference to the redemption date:

   REDEMPTION DATE                                                  PREMIUM
   ---------------                                                  -------

   November 27, 2004 to November 27, 2005                           $0.87500

   November 27, 2005 to November 27, 2006                           $0.66250

   November 27, 2006 to November 27, 2007                           $0.43750

   November 27, 2007 to November 27, 2008                           $0.21875

   On or after November 27, 2008                                    $0.00


         (b) NOTICE OF REDEMPTION. Notice of every redemption of shares of Series B shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given when mailed, whether or not the holder receives such notice, and the failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B.

         (c) PARTIAL REDEMPTION. In case of any redemption of only part of the shares of Series B at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as the Board of Directors may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series B shall be redeemed from time to time.

         (d) EFFECTIVENESS OF REDEMPTION. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares. Any funds so set aside by the Corporation that are not required for such redemption because of the subsequent exercise of any right of conversion shall be released or repaid to the Corporation forthwith.

         SECTION 7. CONVERSION.

         (a) AUTOMATIC AND MANDATORY CONVERSIONS. (i) As of 5:00 pm, New York City time, on November 27, 2011 (the "AUTOMATIC CONVERSION DATE"), all (but not less than all) of the outstanding shares of Series B will automatically be converted into fully paid, validly issued and non-assessable shares of Common Stock, at the rate of that number of shares of Common Stock for each full share of Series B (calculated as to each conversion to the nearest 1/100 of a share of Common Stock) that is equal to the Adjusted Liquidation Preference (as hereinafter defined) divided by the lower of (i) the Conversion Price (as hereinafter defined) or (ii) the Closing Price (as hereinafter defined) for the Common Stock, in each case determined as of the Automatic Conversion Date, or into such additional or other securities, cash or property and at such other rates as required in accordance with the provisions set forth below (the "AUTOMATIC CONVERSION").

         (ii) At any time after the volume-weighted average of the Closing Price (as hereinafter defined) of the Common Stock for any 60 consecutive Trading Days (as hereinafter defined) equals or exceeds 150% of the then current Conversion Price, then by written notice given as provided below the Corporation may cause all (but not less than all) of the outstanding shares of Series B to be converted into fully paid, validly issued and non-assessable shares of Common Stock, at the rate of that number of shares of Common Stock for each full share of Series B (calculated as to each conversion to the nearest 1/100 of a share of Common Stock) that is equal to the Adjusted Liquidation Preference divided by the Conversion Price, in each case determined as of 5:00 pm, New York City time, on the Mandatory Conversion Date (as hereinafter defined), or into such additional or other securities, cash or property and at such other rates as required in accordance with the provisions set forth below (the "MANDATORY CONVERSION").

         (iii) The Corporation shall mail written notice of any Automatic Conversion or Mandatory Conversion by first class mail, postage prepaid, addressed to the holders of record of the outstanding shares of Series B at their respective last addresses appearing on the books of the Corporation. In the case of the Mandatory Conversion, such written notice shall specify the date of the mandatory conversion (the "MANDATORY CONVERSION DATE") which shall not be earlier than the date on which the notice is given. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given when so mailed, whether or not the holder receives such notice, and the failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B shall not affect the validity of the Automatic Conversion or Mandatory Conversion, as applicable, of any other shares of Series B. The Automatic Conversion and the Mandatory Conversion shall be deemed to have occurred at the close of business in The City of New York on Automatic Conversion Date and the Mandatory Conversion Date, respectively, and from and after such time the shares of Series B shall no longer be deemed outstanding, the certificates therefore shall represent only the right to receive the Common Stock or other consideration deliverable upon the conversion of the Series B and the person or persons entitled to receive such Common Stock shall be treated for all purposes as the record holder or holders of such Common Stock at such time; provided, however, that in order to receive certificates representing such Common Stock or other consideration the holders of shares of Series B must surrender the certificate or certificates representing their shares of Series B at the office of the transfer agent for the Series B or at such other office or offices, if any, as the Board of Directors may designate for the purpose (which certificate or certificates for the Series B, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or be accompanied by proper instruments of transfer to the Corporation or in blank), accompanied by an irrevocable written notice specifying the name or names (with address or addresses) in which a certificate or certificates evidencing the shares of Common Stock to be issued upon such conversion are to be issued or to whom any other consideration deliverable upon such conversion is to be delivered. The Corporation shall, as soon as practicable after such surrender and compliance, deliver at such office, to the person or persons entitled thereto (as specified in the written notice), a certificate or certificates evidencing the Common Stock to which such person or persons shall be entitled as aforesaid, together with a cash adjustment in respect of any fraction of a share of Common Stock as hereinafter provided and/or any other consideration deliverable upon such conversion.

         (b) RIGHT OF CONVERSION. Each share of Series B shall be convertible at the option of the holder thereof, at any time prior to the close of business on the fourth Trading Day (as hereinafter defined) prior to the date fixed for redemption of such share as provided in Section 6(a) (and thereafter if the Corporation defaults in payment of the redemption price), into fully paid, validly issued and nonassessable shares of Common Stock, at the rate of that number of shares of Common Stock for each full share of Series B (calculated as to each conversion to the nearest 1/100 of a share of Common Stock) that is equal to the Adjusted Liquidation Preference divided by the Conversion Price, in each case determined as of the date on which such conversion becomes effective, or into such additional or other securities, cash or property and at such other rates as required in accordance with the provisions set forth herein. Notwithstanding anything herein to the contrary, if a Sale Transaction occurs, then for a period beginning simultaneously with the consummation of such Sale Transaction and ending five years thereafter the holders of the Series B shall have the right to convert the Series B at the rate of that number of shares of Common Stock for each full share of Series B (calculated as to each conversion to the nearest 1/100 of a share of Common Stock) that is equal to the Adjusted Liquidation Preference (determined as of the date on which such conversion becomes effective) divided by the lower of (i) the Conversion Price (determined as of the date on which such conversion becomes effective) and (ii) 95% of the Current Market Price as of the Business Day prior to such the date on which the Sale Transaction was consummated, or into such additional or other securities, cash or property and at such other rates as required in accordance with the provisions set forth herein.

         (c) CONVERSION PROCEDURES. Any holder of shares of Series B desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Series B at the office of the transfer agent for the Series B or at such other office or offices, if any, as the Board of Directors may designate for the purpose (which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or be accompanied by proper instruments of transfer to the Corporation or in blank), accompanied by irrevocable written notice to the Corporation to the effect that the holder elects so to convert such shares of Series B (which notice shall specify the name or names (with address or addresses) in which a certificate or certificates evidencing the shares of Common Stock to be issued upon such conversion are to be issued or to whom any other consideration deliverable upon such conversion is to be delivered).

         Except as otherwise expressly set forth herein, no payment or adjustment shall be made upon any conversion of shares of Series B on account of any dividends accrued on such shares or on account of any dividends accrued on the shares of Common Stock issued upon such conversion.

         The Corporation shall, as soon as practicable after the surrender of certificates evidencing shares of Series B being converted at the office referred to above and compliance with the other conditions herein contained, deliver at such office, to the person or persons entitled thereto (as specified in the applicable written notice of conversion), a certificate or certificates evidencing the number of full shares of Common Stock to which such person or persons shall be entitled as aforesaid, together with a cash adjustment in respect of any fraction of a share of Common Stock as hereinafter provided and/or any other consideration deliverable upon such conversion. Such conversion shall be deemed to have been made as of the date of such surrender of certificates evidencing shares of Series B to be converted (or, if later, the date of compliance with such other conditions), and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series B shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

         (d) NO FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued upon conversion of Series B. If a number of shares of Series B (evidenced by one or more certificates) shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series B being converted at such time by such holder. Instead of any fractional share of Common Stock that would otherwise be issuable to a holder upon conversion of any shares of Series B, the Corporation shall pay a cash adjustment in respect of such fractional share in an amount equal to the same fraction of the Closing Price of the Common Stock on the day of conversion.

         (e) RESERVATION OF SHARES; ETC. The Corporation shall at all times reserve and keep available, free from preemptive or similar rights out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of shares of Series B, the full number of shares of Common Stock that would then be deliverable upon the conversion of all shares of Series B then outstanding. If any shares of Common Stock required to be reserved for purposes of conversion of the Series B hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued or freely transferred upon conversion, the Corporation will use its reasonable best efforts to cause such shares to be duly registered or approved, as the case may be, as expeditiously as possible. If the Common Stock is quoted on the New York Stock Exchange or any other U.S. national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon conversion of the Series B. Notwithstanding the foregoing, the reference to free transferability in the second sentence of this paragraph and the reference to listing in the third sentence of this paragraph shall apply only when the Series B shall have become freely transferable under the federal securities laws.

         (f) PRIOR NOTICE OF CERTAIN EVENTS. In case:

         (i) the Corporation shall authorize any transaction that would require an adjustment to the Conversion Price (other than a transaction referred to in paragraph (g)(i), (iii) or (vii) of this Section 7); or

         (ii) the Corporation shall authorize any merger or consolidation to which paragraph (i) of this Section 7 applies; or

         (iii) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed with the transfer agent for the Series B, and shall cause to be mailed to the holders of record of the Series B, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 20 days (or, in the case of a transaction referred to in paragraph (g)(ii), (iv) or (v) below, 10 days) prior to the applicable record, expiration or consummation date hereinafter specified, a notice stating
(x) the record date fixed for the determination of holders of Common Stock entitled to the applicable issuance, dividend or distribution, (y) the date of expiration of the applicable tender or exchange offer or (z) the date on which any merger or consolidation to which paragraph (i) of this Section 7 applies is expected to be consummated, as the case may be (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

         (g) ADJUSTMENT OF CONVERSION PRICE.

         (i) In case the Corporation shall pay or make a dividend or other distribution on any class of capital stock of the Corporation payable in Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. (For the purposes of determining adjustments to the Conversion Price as set forth herein, shares of Common Stock held in the treasury of the Corporation, and distributions or issuances in respect thereof, shall be disregarded.)

         (ii) In case the Corporation shall issue rights or warrants to all holders of either or both classes of its Common Shares, entitling them, for a period of not more than 45 days, to subscribe for or purchase the applicable Common Shares at a price per share less than the Current Market Price (as hereinafter defined) of such shares on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares of each class which the aggregate of the offering price of the total number of Common Shares of such class so offered for subscription or purchase would purchase at such Current Market Price for the shares of such class and the denominator shall be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares of each class so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. In case any rights or warrants referred to in this paragraph in respect of which an adjustment shall have been made shall expire unexercised, the Conversion Price shall be readjusted at the time of such expiration to the Conversion Price that would have been in effect if no adjustment had been made on account of the distribution or issuance of such expired and unexercised rights or warrants.

         (iii) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

         (iv) In case the Corporation shall, by dividend or otherwise, distribute to all holders of either or both classes of its Common Shares evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than Stapled Securities (as hereinafter defined), Common Stock or rights or warrants referred to in paragraph (g)(ii) and other than pursuant to a merger or consolidation to which paragraph (i) applies or a dividend or distribution payable exclusively in cash), the
Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of holders entitled to receive such distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the Current Market Price on the date fixed for such determination minus the quotient obtained by dividing (x) an amount equal to the then aggregate fair market value (as determined in good faith by the Board of Directors, whose good faith determination shall be conclusive and described in a resolution of the Board of Directors) of such evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed by (y) the number of Common Shares outstanding at the close of business on the date fixed for such determination and the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such determination. If the Board of Directors determines the fair market value of any distribution for purposes of this paragraph by reference to the actual or when-issued trading market for any securities comprising such distribution, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price for such purposes.

         (v) In case the Corporation shall, by dividend or otherwise, make a distribution to all holders of either or both classes of its Common Shares payable exclusively in cash (other than pursuant to a merger or consolidation to which paragraph (i) applies) in an aggregate amount that, when combined with (x) the aggregate amount paid in respect of all other distributions to all holders of either or both classes of its Common Shares paid exclusively in cash within the 12 months preceding the date fixed for the determination of holders entitled to receive such distribution to the extent such amount has not already been applied in a prior adjustment pursuant to this paragraph and (y) the aggregate Premium Amount (as hereinafter defined) paid in respect of all tender or exchange offers by the Corporation or any subsidiary of the Corporation for any Common Shares that expired within the 12 months preceding the date fixed for such determination to the extent such Premium Amount has not already been applied in a prior adjustment pursuant to the next succeeding paragraph, exceeds 10% of the sum of the following product for each class of Common Shares (A) the Current Market Price of such class on the date fixed for such determination and
(B) the number of Common Shares of such class outstanding on the date fixed for such determination, the Conversion Price in effect immediately prior to the close of business on the date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the Current Market Price of the Common Stock on the date fixed for such determination less the Per Share Distribution Amount (as hereinafter defined) paid in such distribution and the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for such determination.

         (vi) In case the Corporation or any subsidiary of the Corporation shall consummate a tender or exchange offer for any Common Shares and pay a Premium Amount in respect thereof in an amount that, when combined with (x) the aggregate amount paid in respect of all distributions to all holders of either or both classes of its Common Shares paid exclusively in cash within the 12 months preceding the date of expiration of such tender or exchange offer to the extent such amount has not already been applied in a prior adjustment pursuant to the immediately preceding paragraph and (y) the aggregate Premium Amount paid in respect of all other tender or exchange offers by the Corporation or any subsidiary of the Corporation any Common Shares that expired within the 12 months preceding such date of expiration to the extent such Premium Amount has not already been applied in a prior adjustment pursuant to this paragraph, exceeds 10% of the sum of the following product for each class of Common Shares
(A) the Current Market Price of such class on such date of expiration and (B) the Post-Tender Offer Number of Common Shares of such class, the Conversion Price in effect immediately prior to the close of business on the date of expiration of such tender or exchange offer shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the Current Market Price of the Common Stock on such date of expiration minus the Per Share Premium Amount (as hereinafter defined) paid in such tender or exchange offer and the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day following such date of expiration.

         (vii) In case the Corporation shall issue any Common Shares or any Common Share Equivalent (as hereinafter defined) in a transaction other than an Exempt Transaction (as hereinafter defined) at a price per share of the relevant class of Common Shares that is below 95% of the most recent Closing Price for such class of Common Shares available at the time at which the Corporation agreed to make such issuance (the "MARKET PRICE"), the Conversion Price in effect at the opening of business on the day following the date on which the Company agreed to such issuance (the "PRICING DATE") shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of Common Shares that would have been outstanding on a fully diluted basis at the close of business on the Pricing Date if such issuance had not occurred plus the number of Common Shares which the aggregate purchase price paid in such sale would have purchased at the Market Price and the denominator shall be the number of Common Shares outstanding at the close of business on the Pricing Date on a fully diluted basis after giving effect to such issuance, such reduction to become effective immediately after the opening of business on the day following the Pricing Date. For purposes of the foregoing, the purchase price per Common Share for any Common Share Equivalent shall be deemed to be the quotient obtained by dividing (i) the sum of the purchase price paid for such Common Share Equivalent plus any additional consideration that the holder thereof must pay in order to convert, exchange or exercise such Common Share Equivalent for the relevant class of Common Shares and (ii) the number of Common Shares issuable upon such conversion, exchange or exercise, in each case without regard to antidilution adjustments. In case any Common Share Equivalent in respect of which an adjustment shall have been made under this paragraph shall have expired or been terminated or redeemed without having been converted, exchanged or exercised for Common Shares, then the Conversion Price shall be readjusted at the time of such expiration, termination or redemption to the Conversion Price that would have been in effect if no adjustment had been made on account of the issuance of such Common Share Equivalent.

         (viii)  The  Corporation  may make such  reductions  in the  Conversion
Price, in addition to those required by the foregoing paragraphs, as it considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In addition, the Corporation from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period, and the Board of Directors of the Corporation shall have made a determination that such reduction would be in the best interest of the Corporation, which determination shall be conclusive. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Corporation shall mail to holders of record of the Series B a notice of the reduction at least fifteen days prior to the date the reduced Conversion Price takes effect, and such notice shall state the reduced Conversion Price and the period it will be in effect.

         (ix) The Corporation may not engage in any transaction if, as a result thereof, the Conversion Price would be reduced to below the par value per share of the Common Stock.

         (x) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price; PROVIDED, HOWEVER, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

         (xi) Whenever the Conversion Price is adjusted as herein provided:

             (1) the Corporation shall compute the adjusted Conversion Price and shall prepare a certificate signed by the Treasurer of the Corporation setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the transfer agent for the Series B; and

             (2) a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price shall forthwith be required, and as soon as practicable after it is required such notice shall be mailed by the Corporation to all holders of record of shares of Series B, at their last addresses as they shall appear upon the stock transfer books of the Corporation.

         (h) STAPLED SECURITIES.

         (i) Prior to a Separation Event (as hereinafter defined) with respect to any Stapled Securities, such Stapled Securities will be deemed, for purposes of the adjustments contemplated hereby, to comprise part of the Common Shares to which such Stapled Securities appertain, and as a result, distributions in respect of such Stapled Securities will be deemed, for such purposes, to be distributions in respect of such shares.

         (ii) Each holder of Series B who converts any shares of Series B after a Separation Event with respect to any Stapled Securities shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the same rights to which such holder would have been entitled under the Stapled Securities that would have appertained to such shares of Common Stock if such holder had converted such shares of Series B before such Separation Event.

         (i) CONSOLIDATIONS, MERGERS OR SALES OF ASSETS. In the event of any consolidation of the Corporation with, or merger of the Corporation into, any other Person or any merger of another Person into the Corporation (other than a merger or consolidation does not result in any reclassification, conversion, exchange or cancellation of the outstanding shares of the Common Stock or which is a Sale Transaction), each holder of shares of Series B shall have the right thereafter to convert each share of Series B only into the kind and amount of securities, cash and other property receivable upon such merger or consolidation by a holder of the number of shares of Common Stock into which one share of Series B could have been converted immediately prior to such merger or consolidation, assuming such holder (i) is not the Person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation, as the case may be, (a "CONSTITUENT PERSON") or an affiliate of a Constituent Person and (ii) failed to exercise his or her rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation or merger; PROVIDED, HOWEVER, that if the kind or amount of securities, cash and other property receivable upon such consolidation or merger is not the same for each share of Common Stock held immediately prior to such consolidation or merger by persons other than a Constituent Person or an affiliate thereof and in respect of which such rights of election shall not have been exercised (each, a "NON-ELECTING Share"), then for purposes of this paragraph the kind and amount of securities, cash and other property receivable upon such consolidation or merger by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares. If the Corporation is not the surviving Person of such merger or consolidation, then it shall cause such surviving Person to enter into a written agreement giving the holders of Series B the right to effect such conversion, and such written agreement shall provide for adjustments which, for events subsequent to the effective date of such agreement, shall be as nearly equivalent as may be practicable to the adjustments provided for herein in respect of the Series B. The provisions of this paragraph shall similarly apply to successive consolidations or mergers.

         (j) CERTAIN DEFINITIONS. The following definitions shall apply to terms used in this Section 7:

         "ADJUSTED LIQUIDATION PREFERENCE" means, with respect to any conversion of the Series B, the sum of (i) the Liquidation Preference determined as of the conversion date plus (ii) (A) the Accrued Dividends with respect to such conversion date multiplied by (B) a fraction the numerator of which is the Conversion Price determined as of such conversion date and the denominator of which is the last Closing Price for the Common Stock on the last Trading Day before the conversion date; provided, however, that in the case of any Mandatory Conversion on or prior to November 27, 2002, for purposes of the foregoing the Liquidation Preference shall be deemed to be $26.40 per share and there shall be deemed to be no Accrued Dividends.

         "CLOSING PRICE" means, with respect to the shares of any class of any common stock on any day, the last reported per share sale price, regular way, of the shares of such class of common stock on such day, or, in case no such sale takes place on such day, the average of the reported closing per share bid and asked prices, regular way, of the shares of such class of common stock on such day, in each case on the New York Stock Exchange or, if such class of common stock is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange or quotation system on which such class of common stock is listed or admitted to trading or quoted, or, if such class of common stock is not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing per share bid and asked prices of such class of common stock on such day in the over-the-counter market as reported by a generally accepted national quotation service or, if not so available in such manner, as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Corporation for that purpose or, if not so available in such manner, as otherwise determined in good faith by the Board of Directors (whose good faith determination shall be conclusive and described in a resolution of the Board of Directors).

         "COMMON SHARE EQUIVALENT" means any security, option, warrant or other right or obligation which by its terms is convertible into, or exchangeable or exercisable for, either class of Common Shares or another Common Share Equivalent.

         "CONTINUING  DIRECTORS"  means any member of the Board of Directors who
(i) was such a member as of the Issue Date or (ii) became such a member thereafter and whose election to the Board of Directors was recommended or approved, or who was elected or appointed by, a majority of the directors described in clause (i) or who were so recommended, approved, elected or appointed.

         "CONVERSION PRICE" initially means $5.55, subject to adjustment from time to time as set forth herein.

         "CURRENT MARKET PRICE" on any date in question means, with respect to any class of Common Shares and any adjustment in conversion rights as set forth herein, the average of the daily Closing Prices for the shares such class of Common Shares for the five consecutive Trading Days ending on the earlier of the date in question and the day before the Ex Date with respect to the transaction requiring such adjustment; provided, however, that (i) if any other transaction occurs requiring a prior adjustment to the Conversion Price and the Ex Date for such other transaction falls after the first of such five consecutive Trading Days, the Closing Price for each such Trading Day falling prior to the Ex Date for such other transaction shall be adjusted by multiplying such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other transaction and (ii) if any other transaction occurs requiring a subsequent adjustment to the Conversion Price and the Ex Date for such other transaction falls on or before the last of such five consecutive Trading Days, the Closing Price for each such Trading Day falling on or after the Ex Date for such other transaction shall be adjusted by dividing such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other transaction.

         "EX  DATE"  means  (i)  when  used  with   respect  to  any   dividend,
distribution or issuance with respect to any class of Common Shares, the first date on which the shares of such class trades regular way on the relevant exchange or in the relevant market from which the Closing Price is obtained without the right to receive such dividend, distribution or issuance, (ii) when used with respect to any subdivision or combination of shares of Common Stock, the first date on which the Common Stock trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, (iii) when used with respect to any tender or exchange offer for any class of Common Shares, the first date on which the shares of such class trades regular way on such exchange or in such market after such tender or exchange offer expires and (iv) when used with respect to any other transaction, the date of consummation of such transaction.

         "EXEMPT TRANSACTION" means any of the following: (i) any issuance of Common Shares or Common Share Equivalents which is covered by any of the other adjustment provisions in this Section 7, (ii) any bona fide public offering of Common Shares or Common Share Equivalents registered under the Securities Act of 1933, (iii) any issuance by the Corporation of Common Shares or Common Share

Equivalents to the directors or employees of, or consultants to, the Corporation or any of its subsidiaries that was approved by the Board of Directors, (iv) any issuance of Common Shares or Common Share Equivalents in connection with acquisitions, joint ventures or other commercial transactions the primary purpose of which is not to raise equity capital approved by the Board of Directors, (v) any issuance of Common Shares or Common Share Equivalents to lenders or lessors in connection with extensions of credit to the Corporation or any of its subsidiaries, (vi) any issuance of Common Shares upon conversion of any shares of Series B or Series B or upon exercise of any warrants or other securities outstanding on the Issue Date or (vii) any issuance of Common Shares or Common Share Equivalents upon conversion, exchange or exercise of any Common Share Equivalent, whether outstanding on the Issue Date or issued thereafter.

         "PER SHARE DISTRIBUTION AMOUNT" means, with respect to any distribution, (i) the cash paid in such distribution DIVIDED BY (ii) the number of Common Shares outstanding on the date fixed for the determination of the holders of entitled to receive such distribution, in each case without regard to which class or classes of the Common Shares are entitled to receive such distribution.

         "PER SHARE PREMIUM AMOUNT" means, with respect to any tender or exchange offer, (i) the Premium Amount paid as part of such tender or exchange offer divided by (ii) the Post-Tender Offer Number of Common Shares.

         "POST-TENDER OFFER NUMBER OF COMMON SHARES" means, with respect to any tender or exchange offer, the number of Common Shares outstanding at the close of business on the date of expiration of such tender or exchange offer (before giving effect to the acquisition of Common Shares pursuant thereto) minus the number of Common Shares acquired pursuant thereto, in each case determined without regard to the class or classes which are the subject of the tender or exchange offer.

         "PREMIUM AMOUNT" means, with respect to any tender or exchange offer, the sum of the following differences for each class of Common Shares which are the subject of such tender or exchange offer (i) the Tender Consideration paid in such tender or exchange offer for the shares of such class minus (ii) the product of the Current Market Price of the shares of such class on the date of expiration of such tender or exchange offer and the number of shares of such class acquired pursuant to such tender or exchange offer.

         "SALE TRANSACTION" means any of the following: (i) any sale by the Corporation of all or substantially all of its assets, (ii) any merger, consolidation, tender offer or other business combination or sale transaction if the holders of the Corporation's Voting Securities immediately prior to such transaction do not own collectively immediately after such transaction Voting Securities of the Corporation or, if not the Corporation, the surviving Person of such transaction (in either case, the "SURVIVING PERSON") entitled to cast at least a majority of the total votes entitled to be cast by all of the outstanding Voting Securities of the Surviving Person generally in the election of the directors of the Surviving Person (or the individuals who perform a similar function with respect to the Surviving Person); provided that no sale of

Voting Securities solely involving a transfer among SOFTBANK Corp. and/or any of its majority-owned affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) shall be deemed a Sale Transaction) or (iii) the Continuing Directors of the Corporation cease to constitute a majority of the Board of Directors after and as a result of any proxy contest.

         "SEPARATION EVENT" has the meaning set forth in the definition of the term "Stapled Securities" below.

         "STAPLED SECURITIES" means securities issued under any plan or agreement providing in substance that, until such securities are redeemed or the rights thereunder are otherwise terminated or a specified event occurs (a "Separation Event"), (i) a specified number of such securities will appertain to each share of Common Stock then issued or to be issued in the future (including shares issued upon conversion of shares of Series B) and (ii) each such security will be evidenced or represented by the certificate representing the share of Common Stock to which it appertains and will automatically trade with such share.

         "TENDER CONSIDERATION" means, with respect to any tender or exchange offer, the aggregate of the cash plus the fair market value (as determined in good faith by the Board of Directors, whose good faith determination shall be conclusive and described in a resolution of the Board of Directors) of all non-cash consideration paid in respect of such tender or exchange offer.

         "TRADING DAY" means a day on which securities are traded on the national securities exchange or quotation system or in the over-the-counter market used to determine Closing Prices for the relevant class of Common Shares.

         "VOTING SECURITIES" means, with respect to any Person, any capital stock of, or other equity interest in, such Person that are generally entitled to cast votes in the election of the directors of such Person (or the individuals who perform a comparable function for with respect to such Person).

         SECTION 8. TRANSFER AND OTHER TAXES. The Corporation shall pay any and all stock transfer, documentary stamp and other taxes that may be payable in respect of any issuance or delivery of shares of Series B or shares of Common Stock or other securities issued or delivered on conversion of Series B. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B or Common Stock or other securities in a name other than that in which the shares of Series B with respect to which such shares or other securities are issued or delivered were registered, and shall not be required to make any such issuance or delivery unless and until the person otherwise entitled to such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

         SECTION 9. VOTING RIGHTS.

         (a) GENERAL. Except as hereinafter provided, the holders of Series B shall be entitled to the number of votes per share of Series B equal to the number of whole shares of Common Stock into which one share of Series B is then convertible pursuant to Section 7(b) and shall vote together with the holders of Common Stock (and of any other class or series that may similarly be entitled to vote with the holders of Common Stock) as a single class on all matters on which holders of Common Stock are entitled to vote.

         (b) OTHER VOTING RIGHTS. So long as any shares of Series B are outstanding, in addition to any other vote or consent of stockholders required by law or by the certificate of incorporation, the vote or consent of the holders of at least 50% of the shares of Series B at the time outstanding, voting separately as a single class on the basis of one vote per share, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

         (i) AMENDMENT OF CERTIFICATE OF INCORPORATION. Any amendment, alteration or repeal of any provision of the certificate of incorporation or by-laws of the Corporation that would alter or change the voting powers, preferences or special rights of the Series B so as to affect them adversely; provided, however, that the amendment of the certificate of incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Stock shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series B;

         (ii) AUTHORIZATION OF SENIOR OR PARITY STOCK. Any amendment or alteration of the certificate of incorporation to authorize or create (by reclassification or otherwise), or increase the authorized amount of, any Parity Stock or any Senior Stock; or

         (iii) CHANGES IN AUTHORIZED PREFERRED STOCK. Any amendment or alteration of the certificate of incorporation to increase or decrease (but not below the number of shares thereof then outstanding) the authorized number of shares of Series A or Series B;

PROVIDED, HOWEVER, that no such vote or consent of the holders of Series B shall be required if provision is made for the redemption of all shares of Series B at the time outstanding at or before the time when such amendment, alteration or repeal is to take effect or when such authorization, creation, increase or decrease in the authorized amount is to take effect, as the case may be; and provided, further, that if any such action would affect adversely the voting powers, preferences or special rights of the Series B and any other series of the Preferred Stock similarly entitled to vote upon the matters specified herein in substantially the same manner, it shall be sufficient if the holders of Series B and all such other series so adversely affected vote thereon together as a single class, regardless of series, on the basis of one vote per share. Without limiting the foregoing, any filing of a certificate of designation with respect to any preferred stock shall be deemed to be an amendment or alteration of the certificate of incorporation.

         SECTION 10. OTHER RIGHTS. The shares of Series B shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the certificate of incorporation of the Corporation or as required by Delaware law (after giving effect to any limitations included herein or in the certificate of incorporation that are permitted by such law) .

         SECTION 11. RESTATEMENT OF CERTIFICATE. Upon any restatement of the certificate of incorporation of the Corporation, Sections 1 through 10 of this certificate of designations shall be included in Article FOURTH of the certificate of incorporation under the heading "Series B 5.5% Convertible Redeemable Preferred Stock" and this Section 11 may be omitted. If the Board of Directors so determines, the numbering of Sections 1 through 10 may be changed for convenience of reference or for any other proper purpose."

                  IN WITNESS WHEREOF, KEY3MEDIA GROUP, INC, has caused this certificate to be signed by Ned S. Goldstein, its Executive Vice President, General Counsel and Secretary this 26th day of November, 2001.


                                              KEY3MEDIA GROUP, INC,


                                              By: /s/ Ned S. Goldstein
                                                 -------------------------------
                                              Name: Ned S. Goldstein
                                              Title:   Executive Vice President,
                                              General Counsel and
                                              Secretary

                                                                       EXHIBIT 5

                          REGISTRATION RIGHTS AGREEMENT

                                     between

                              KEY3MEDIA GROUP, INC.

                                       and

                        VALUEACT CAPITAL PARTNERS, L.P.,

                       VALUEACT CAPITAL PARTNERS II, L.P.,

                                       And

                      VALUEACT CAPITAL INTERNATIONAL, LTD.





                         ------------------------------

                            Dated: November 27, 2001

                         ------------------------------

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I DEFINITIONS..........................................................1
         1.1      Definitions..................................................1
         1.2      Other Definitions............................................4

ARTICLE II REGISTRATION UNDER THE SECURITIES ACT...............................5
         2.1      Shelf Registration Statement.................................5
         2.2      Demand Registration..........................................6
         2.3      Incidental Registration......................................9
         2.4      Expenses....................................................11
         2.5      Underwritten Offerings......................................11
         2.6      Blackout Periods............................................12

ARTICLE III RESTRICTIONS ON SALE..............................................13
         3.1      Restrictions on Sale by the Company and Others..............13

ARTICLE IV REGISTRATION PROCEDURES............................................14
         4.1      Obligations of the Company..................................14
         4.2      Seller Information..........................................19
         4.3      Notice to Discontinue.......................................19

ARTICLE V INDEMNIFICATION; CONTRIBUTION.......................................19
         5.1      Indemnification by the Company..............................19
         5.2      Indemnification by Holders .................................20
         5.3      Conduct of Indemnification Proceedings......................21
         5.4      Contribution................................................22
         5.5      Indemnification Payments....................................22

ARTICLE VI GENERAL 23
         6.1      Registration Rights to Others...............................23
         6.2      Availability of Information.................................23
         6.3      Amendments and Waivers......................................23
         6.4      Notices.....................................................23
         6.5      Successors and Assigns......................................24
         6.6      Counterparts................................................25
         6.7      Descriptive Headings, Etc...................................25
         6.8      Severability................................................25
         6.9      Governing Law...............................................25
         6.10     Remedies; Specific Performance..............................25
         6.11     Entire Agreement............................................26
         6.12     Nominees for Beneficial Owners..............................26
         6.13     Consent to Jurisdiction; Waiver of Jury.....................26
         6.14     Further Assurances..........................................27
         6.15     No Inconsistent Agreements..................................27
         6.16     Construction................................................27

                                                                  EXECUTION COPY



         REGISTRATION RIGHTS AGREEMENT dated November 27, 2001 by and between Key3Media Group, Inc. (the "COMPANY") and ValueAct Capital Partners, L.P., a Delaware limited partnership, ValueAct Capital Partners II, L.P., a Delaware limited partnership, and ValueAct Capital International, Ltd., a British Virgin Islands corporation (collectively, the "PURCHASERS").

                              W I T N E S S E T H :

         WHEREAS, the Company and the Purchasers have entered into a Stock Purchase Agreement, dated November 21, 2001 (such Stock Purchase Agreement, as amended or otherwise modified from time to time, the "STOCK PURCHASE AGREEMENT"), pursuant to which the Company will issue and sell, and the Purchasers will purchase 1,000,000 shares of 5.5% Convertible Series B Preferred Stock, par value $0.01 per share, of the Company (the "PREFERRED SHARES"), convertible into shares of Common Stock, par value $0.01 per share, of the Company (the "COMMON STOCK").

         WHEREAS, in order to induce the Purchasers to enter into the Stock Purchase Agreement, the board of directors of the Company has authorized and approved the grant by the Company of certain registration rights in respect of the Registrable Securities (as defined below) on the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

         1.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

         "AFFILIATE" means with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, which shall be deemed to include (i) with respect to the Purchasers, any general or limited partner or member of the Purchasers, and
(ii) with respect to any individual, shall also mean the spouse, sibling, child, stepchild, grandchild, niece, nephew or parent of such Person, or the spouse thereof.

         "AGREEMENT"   means  this   Agreement  as  the  same  may  be  amended,
supplemented or modified in accordance with the terms hereof.

         "DEMAND REGISTRATION" means a registration required to be effected by the Company pursuant to Section 2.2.

         "DEMAND REGISTRATION STATEMENT" means a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.2 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

         "HOLDERS" means each Initial Holder for so long as it owns Registrable Securities and its successors and permitted assigns who acquire or are otherwise transferees of Registrable Securities, directly or indirectly, from the Initial Holder (or any subsequent Holders), for so long as such successors and permitted assigns own Registrable Securities.

         "HOLDERS' COUNSEL" means one firm of legal counsel (per registration) representing the Holders of Registrable Securities participating in such registration, which counsel shall be selected (i) in the case of a Demand Registration, by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, and (ii) in all other cases, by the Majority Holders of the Registration.

         "INCIDENTAL REGISTRATION STATEMENT" means a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.3 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

         "INITIAL HOLDER" means the Purchasers.

         "INITIATING HOLDERS" means, with respect to a particular registration, the Holders who initiated the Request for such registration.

         "MAJORITY HOLDERS" means one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities then outstanding.

         "MAJORITY HOLDERS OF THE REGISTRATION" means, with respect to a particular registration, one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities to be included in such registration.

         "NASD" means the National Association of Securities Dealers, Inc.

         "PERSON" means any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

         "PROSPECTUS" means the prospectus included in a Registration statement (including, without limitation, any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), and any such Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

         "REGISTRABLE SECURITIES" means (i) the shares of Common Stock issuable upon conversion of the Preferred Shares, (ii) any shares of Common Stock acquired by a Purchaser within 30 days of the date of this Agreement, and (iii) any other securities of the Company (or any successor or assign of the Company, whether by merger, consolidation, sale of assets or otherwise) which may be issued or issuable with respect to, in exchange for, or in substitution of, the Registrable Securities referenced in clauses (i) and (ii) above by reason of any dividend or stock split, combination of shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a Registration Statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (B) such securities have been otherwise transferred, a new certificate or other evidence of ownership for them not bearing the legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act, (C) such securities shall have ceased to be outstanding, or (D) such securities become eligible for sale under Rule 144(k) without any volume, manner of sale or other restrictions.

         "REGISTRATION EXPENSES" means any and all expenses incident to performance of or compliance with this Agreement by the Company and its subsidiaries, including, without limitation, (i) registration and filing fees,
(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of a qualified independent underwriter, if any, counsel in connection therewith and the reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) printing expenses, (iv) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Company and of Holders' Counsel, (vi) customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters), (vii) fees and expenses of any special experts retained by the Company in connection with such registration, (viii) fees and expenses of listing the Registrable Securities on a securities exchange or on the NASDAQ National Market System, (ix) rating agency fees, and (x) out-of-pocket expenses of the Company.

         "REGISTRATION  STATEMENT"  means  any  registration  statement  of  the
Company which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

         "SEC" means the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

         "SECURITIES ACT" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

         "SHELF REGISTRATION" means a shelf registration pursuant to Rule 415 under the Securities Act.

         "UNDERWRITERS" means the underwriters, if any, of the offering being registered under the Securities Act.

         "Underwritten Offering" means a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

         1.2 OTHER DEFINITIONS. The meanings of the following terms can be found in the Sections of this Agreement indicated below:


                       TERM                                       SECTION

Affiliate Blackout Notice...............................      Section 2.6(a)

Affiliate Blackout Period...............................      Section 2.6(a)

Agents..................................................      Section 5.1

Claims..................................................      Section 5.1

Common Stock............................................      Recitals

Company.................................................      Preamble

Compliance Program......................................      Section 2.6

General Blackout Notice.................................      Section 2.6(b)

General Blackout Period.................................      Section 2.6(b)

Purchasers..............................................      Preamble

Incidental Registration.................................      Section 2.3(a)

Inspectors..............................................      Section 4.1(g)

Permitted Trading Period................................      Section 2.6

                       TERM                                       SECTION

Preferred Shares........................................      Recitals

Records.................................................      Section 4.1(g)

Request.................................................      Section 2.2(a)

Shelf Registration Period...............................      Section 2.1(b)

Shelf Registration Statement............................      Section 2.1(a)

Stock Purchase Agreement................................      Recitals

Withdrawn Demand Registration...........................      Section 2.2(a)

Withdrawn Request.......................................      Section 2.2(a)


                                   ARTICLE II
                      REGISTRATION UNDER THE SECURITIES ACT

         2.1 SHELF REGISTRATION STATEMENT.

            (a) The  Company:  (A) shall  cause to be filed with the SEC,  on or before December 31, 2001, a shelf registration statement (the "SHELF REGISTRATION STATEMENT") on an appropriate form under the Securities Act, relating solely to the offer and sale of all the Registrable Securities by the Holders thereof from time to time in accordance with the methods of distribution specified by the Initial Holder as set forth in the Registration Statement and Rule 415 under the Securities Act; and (B) shall use its best efforts to have such Shelf Registration declared effective by the SEC as soon as practicable thereafter, but in no event later than June 30, 2002; PROVIDED, HOWEVER, that no Holder (other than the Initial Holder) shall be entitled to have the Registrable Securities held by it covered by such Registration Statement unless such Holder agrees in writing to be bound by all the provisions of this Agreement applicable to such Holder.

            (b) The Company shall use its best efforts to keep the Shelf Registration Statement continuously effective, supplemented and amended in order to permit the Prospectus included therein to be lawfully delivered by the Holders of the Registrable Securities during each Permitted Trading Period (as defined below) for the Holders subject to Section 2.6(a), or at all times (except during a General Blackout Period) for all other Holders, beginning on the effective date of the Shelf Registration Statement and ending on the earlier of (i) the date on which all of the Registrable Securities covered by such Shelf Registration may be sold pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) without any volume, manner of sale or other restrictions, or (ii) the date on which no Holder owns any Registrable Securities (in any such case, such period being called the "SHELF REGISTRATION PERIOD"); PROVIDED, HOWEVER, that prior to the termination of such Shelf Registration pursuant to clause (i), the Company shall first furnish to each Holder of Registrable Securities participating in such Shelf Registration
(A) an opinion, in form and substance satisfactory to the Majority Holders of the Registration, of counsel for the Company satisfactory to the Majority Holders stating that such Registrable Securities are freely saleable pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) without any volume, manner of sale or other restrictions or (B) a "No-Action Letter" from the staff of the SEC stating that the SEC would not recommend enforcement action if the Registrable Securities included in such Shelf Registration were sold in a public sale other than pursuant to an effective registration statement. The Company shall be deemed not to have used its best efforts to keep the Registration Statement effective during the Shelf Registration Period if it voluntarily takes any action that would result in Holders of the Registrable Securities covered thereby not being able to offer and sell such Registrable Securities during the Shelf Registration Period, unless such action is required by applicable law or the SEC.

            (c) If at any time the Majority Holders request in writing that all or any part of the Registrable Securities covered by the Shelf Registration Statement be offered by means of a firm commitment Underwritten Offering, the Company shall cause to be filed with the SEC as soon as practicable any necessary or appropriate supplement to the Shelf Registration Statement in order to effect such Underwritten Offering. In such case, the sole or managing Underwriters and any additional investment bankers and managers to be used in connection with such registration shall be selected by the Company, subject to the approval of such Majority Holders (such approval not to be unreasonably withheld).

         2.2 DEMAND REGISTRATION.

            (a) Right to Demand Registration. Commencing June 30, 2002, at any time or from time to time when the Shelf Registration Statement provided for in
Section 2.1 has not become or is not effective under the Securities Act (including, but not limited to, if the Company is not eligible to effect a continuous offering using a Form S-3 registration statement in reliance upon Rule 415 under the Securities Act or any comparable successor form, Rule or statute), the Majority Holders shall have the right to request in writing that the Company register all or part of such Holders' Registrable Securities (a "Request") (which Request shall specify the amount of Registrable Securities intended to be disposed of by such Holders and the intended method or methods of disposition thereof) by filing with the SEC a Demand Registration Statement. As promptly as practicable, but no later than 10 days after receipt of a Request, the Company shall give written notice of such requested registration to all Holders of Registrable Securities. Subject to Section 2.2(b), the Company shall include in a Demand Registration (i) the Registrable Securities intended to be disposed of by the Initiating Holders and (ii) the Registrable Securities intended to be disposed of by any other Holder and shares of Common Stock of any Person that has analogous incidental or "piggyback" registration rights which in either case shall have made a written request (which request shall specify the amount of Registrable Securities or shares of Common Stock to be registered) to the Company for inclusion thereof in such registration within 20 days after the receipt of such written notice from the Company. The Company shall, as expeditiously as possible following a Request, use its reasonable best efforts to cause to be filed with the SEC a Demand Registration Statement providing for the registration under the Securities Act of the Registrable Securities which the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Securities so to be registered in accordance with the intended method of disposition thereof specified in such Request. The Company shall use its best efforts to have such Demand Registration Statement declared effective by the SEC as soon as practicable thereafter and to keep such Demand Registration Statement continuously effective for the period specified in Section 4.1(b). A Request may be withdrawn prior to the filing of the Demand Registration Statement by the Majority Holders of the Registration (a "WITHDRAWN REQUEST") and a Demand Registration Statement may be withdrawn prior to the effectiveness thereof by the Majority Holders of the Registration (a "WITHDRAWN DEMAND REGISTRATION"), and such withdrawals shall be treated as a Demand Registration which shall have been effected pursuant to this Section 2.2, unless the Holders of Registrable Securities to be included in such Registration Statement reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such Demand Registration Statement (to the extent actually incurred); PROVIDED, HOWEVER, that if a Withdrawn Request or Withdrawn Demand Registration is made (A) because of a material adverse change in the business, financial condition or prospects of the Company determined, in the case of an Underwritten Offering, by the sole or lead managing Underwriter in its reasonable discretion, or (B) because the sole or lead managing Underwriter advises that the amount of Registrable Securities to be sold in such offering be reduced pursuant to Section 2.2(b) by more than 33% of the Registrable Securities to be included in such Registration Statement, or (C) because of a postponement of such registration pursuant to Section 2.6, then such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section
2.2 (and shall not be counted toward the number of Demand Registrations), and the Company shall pay all Registration Expenses in connection therewith. Any Holder requesting inclusion in a Demand Registration may, at any time prior to the effective date of the Demand Registration Statement (and for any reason) revoke such request by delivering written notice to the Company revoking such requested inclusion.

         No more than three Requests may be made by all Holders in the aggregate pursuant to this Section 2.2; provided that the Company shall not be obligated to effect any Demand Registration within six months of the effectiveness of any other Demand Registration Statement. The registration rights granted pursuant to the provisions of this Section 2.2 shall be in addition to the registration rights granted pursuant to the other provisions of Article II hereof.

            (b) PRIORITY IN DEMAND REGISTRATIONS. If a Demand Registration involves an Underwritten Offering, and the sole or lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Demand Registration exceeds the number which can be sold in such offering within a price range acceptable to the Majority Holders of the Registration (such writing to state the basis of such opinion and the approximate number of Registrable Securities which may be included in such offering), the Company shall include in such Demand Registration, to the extent of the number which the Company is so advised may be included in such offering, the Registrable

Securities requested to be included in the Demand Registration by the Holders allocated pro rata in proportion to the number of Registrable Securities requested to be included in such Demand Registration by each of them. In the event the Company shall not, by virtue of this Section 2.2(b), include in any Demand Registration all of the Registrable Securities of any Holder requesting to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such Demand Registration.

            (c)   UNDERWRITING;   SELECTION  OF  UNDERWRITERS.   Notwithstanding
anything to the contrary contained in Section 2.2(a), if the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request so elect, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment Underwritten Offering and such Initiating Holders may require that all Persons (including other Holders) participating in such registration sell their Registrable Securities to the Underwriters at the same price and on the same terms of underwriting applicable to the Initiating Holders. If any Demand Registration involves an Underwritten Offering, the sole or managing Underwriters and any additional investment bankers and managers to be used in connection with such registration shall be selected by the Company, subject to the approval of the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request (such approval not to be unreasonably withheld).

            (d) REGISTRATION OF OTHER SECURITIES. Whenever the Company shall effect a Demand Registration, no securities other than the Registrable Securities shall be covered by such registration unless the Majority Holders shall have consented in writing to the inclusion of such other securities.

            (e) EFFECTIVE REGISTRATION STATEMENT; SUSPENSION. A Demand Registration Statement shall not be deemed to have become effective (and the related registration will not be deemed to have been effected) (i) unless it has been declared effective by the SEC and remains effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Demand Registration Statement for the time period specified in Section 4.1(b), (ii) if the offering of any Registrable Securities pursuant to such Demand Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, or (iii) if, in the case of an Underwritten Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied other than by the sole reason of any breach or failure by the Holders of Registrable Securities or are not otherwise waived.

            (f) OTHER REGISTRATIONS. During the period (i) beginning on the date of a Request, and (ii) ending on the date that is 90 days after the date that a Demand Registration Statement filed pursuant to such Request has been declared effective by the SEC or, if the Holders shall withdraw such Request or such Demand Registration Statement, on the date of such Withdrawn Request or such Withdrawn Demand Registration, the Company shall not, without the consent of the Majority Holders, file a registration statement (other than a registration statement on Form S-4 or S-8 or any successor form to such forms) pertaining to any securities of the Company that are substantially similar to the Registrable Securities.

            (g) REGISTRATION  STATEMENT FORM.  Registrations  under this Section
2.2 shall be on such appropriate registration form of the SEC (i) as shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request and as shall be reasonably acceptable to the Company, and (ii) which shall be available for the sale of Registrable Securities in accordance with the intended method of disposition specified in the requests for registration; provided, however, that if the Company is then a registrant entitled to use Form S-3 or any successor form thereto to register such securities, such registration shall be effected on such form. The Company agrees to include in any such Registration Statement all information which any selling Holder, upon advice of counsel, shall reasonably request.

         2.3 INCIDENTAL REGISTRATION.

            (a) RIGHT TO INCLUDE REGISTRABLE SECURITIES.  Commencing on the date of this Agreement, if the Company, at any time or from time to time, proposes to register any of its equity securities under the Securities Act (other than in a registration on Form S-4 or S-8 or any successor form to such forms and other than pursuant to Sections 2.1 or 2.2) whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, the Company shall deliver prompt written notice (which notice shall be given at least 30 days prior to such proposed registration) to all Holders of Registrable Securities of its intention to undertake such registration, describing in reasonable detail the proposed registration and distribution (including the anticipated range of the proposed offering price, the class and number of securities proposed to be registered and the distribution arrangements) and of such Holders' right to participate in such registration under this Section 2.3 as hereinafter provided. Subject to the other provisions of this paragraph (a) and Section 2.3(b), upon the written request of any Holder made within 20 days after the receipt of such written notice (which request shall specify the amount of Registrable Securities to be registered), the Company shall effect the registration under the Securities Act of all Registrable Securities requested by Holders to be so registered (an "Incidental Registration"), to the extent required to permit the disposition of the Registrable Securities so to be registered, by inclusion of such Registrable Securities in the Registration Statement which covers the securities which the Company proposes to register and shall cause such Registration Statement to become and remain effective with respect to such Registrable Securities in accordance with the registration procedures set forth in Article IV. If an Incidental Registration involves an Underwritten Offering, immediately upon notification to the Company from the Underwriter of the price at which such securities are to be sold, the Company shall so advise each participating Holder. The Holders requesting inclusion in an Incidental Registration may, at any time prior to the effective date of the Incidental Registration Statement (and for any reason), revoke such request by delivering written notice to the Company revoking such requested inclusion.

         If at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), without prejudice, however, to the rights of Holders to cause such registration to be effected as a registration under Sections 2.1 or 2.2, and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other securities; provided, however, that if such delay shall extend beyond 120 days from the date the Company received a request to include Registrable Securities in such Incidental Registration, then the Company shall again give all Holders the opportunity to participate therein and shall follow the notification procedures set forth in the preceding paragraph. There is no limitation on the number of such Incidental Registrations pursuant to this
Section 2.3 which the Company is obligated to effect.

         The  registration  rights  granted  pursuant to the  provisions of this
Section 2.3 shall be in addition to the registration rights granted pursuant to the other provisions of Article II hereof.

            (b) PRIORITY IN INCIDENTAL REGISTRATION. If an Incidental Registration involves an Underwritten Offering (on a firm commitment basis), and the sole or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in such offering without materially adversely affecting the price at which the securities being offered can be sold and/or their ability to successfully market and sell the securities being offered (such writing to state the basis of such opinion and the approximate number of such securities which may be included in such offering without such effect), the Company shall include in such registration, to the extent of the number which the Company is so advised may be included in such offering without such effect, (i) in the case of a registration initiated by the Company, (A) first, the securities that the Company proposes to register for its own account, (B) second, the Registrable Securities requested to be included in such registration by the Holders and any other stockholders having contractual rights to participate in such registration, allocated pro rata in proportion to the number of Registrable Securities requested to be included in such registration by each of them, and (C) third, other securities of the Company to be registered on behalf of any other Person, and (ii) in the case of a registration initiated by a Person other than the Company, (A) first, the securities requested to be included in such registration by any Persons initiating such registration, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them, (B) second, the Registrable Securities requested to be included in such registration by the Holders and any other stockholders having contractual rights to participate in such registration, allocated pro rata in proportion to the number of Registrable Securities requested to be included in such registration by each of them, (C) third, the securities that the Company proposes to register for its own account, and (D) fourth, other securities of the Company to be registered on behalf of any other Person; provided, however, that in the event the Company will not, by virtue of this Section 2.3(b), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration.

         2.4 EXPENSES. Registration Expenses incurred in connection with any registration made or requested to be made pursuant to this Article II will be borne by the Company, whether or not any such Registration Statement becomes effective, to the extent permitted by applicable law.

         2.5 UNDERWRITTEN OFFERINGS.

            (a) UNDERWRITTEN OFFERINGS. If requested by the sole or lead managing Underwriter for any Underwritten Offering effected pursuant to a Demand Registration or the Shelf Registration Statement, the Company shall enter into a customary underwriting agreement with the Underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and to each Holder of Registrable Securities participating in such offering, and to contain such representations and warranties by the Company and such other terms as are customary in agreements of that type, including, without limitation, indemnification and contribution to the effect and to the extent provided in
Article V.

            (b) HOLDERS OF REGISTRABLE SECURITIES TO BE PARTIES TO UNDERWRITING AGREEMENT. The Holders of Registrable Securities to be distributed by Underwriters in an Underwritten Offering contemplated by Article II shall be parties to the underwriting agreement between the Company and such Underwriters and may, at such Holders' option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such Underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders of Registrable Securities; PROVIDED, HOWEVER, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a selling Holder for inclusion in the

Registration Statement. No Holder shall be required to make any representations or warranties to, or agreements with, the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder's Registrable Securities.

            (c) PARTICIPATION IN UNDERWRITTEN REGISTRATION. Notwithstanding anything herein to the contrary, no Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell its securities on the same terms and conditions provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangement and (ii) accurately completes and executes in a timely manner all questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

            (d) LIMITATIONS ON UNDERWRITTEN OFFERINGS. In no event shall the Company be required to effect more than two (2) Underwritten Offerings pursuant to this Agreement (whether as a Shelf Registration Statement pursuant to Section
2.1 or a Demand Registration pursuant to Section 2.2).

         2.6 BLACKOUT PERIODS.

            (a) The Purchasers and their Affiliates (other than an Affiliate which is an Affiliate solely because it is a limited partner in one of the Purchasers and to whom Registrable Securities have been distributed), for so long as they have observation rights as provided for in Section 5.5 of the Stock Purchase Agreement, agree that offers and sales of their Registrable Securities pursuant to the Shelf Registration or any Demand Registration (or while this Section 2.6(a) is applicable to any such Holder, any other transaction) may only be made during the periods (each, a "PERMITTED TRADING PERIOD") in which the directors and executive officers of the Company are permitted to purchase or sell securities of the Company pursuant to the Company's existing Trading Compliance Program (including any period in which any such director or executive officer is exempt from the Trading Compliance Program pursuant to its terms), a copy of which is attached hereto as Schedule A, or any successor program adopted by the Company's Board of Directors and delivered to the holders (the "COMPLIANCE PROGRAM"). The Company shall promptly notify the Persons referred to in this Section 2.6(a) in writing (an "AFFILIATE BLACKOUT NOTICE") of any decision to restrict trading under the Compliance Program during any Window Period (as defined therein) and when such trading may be resumed (each period during which there is such a restriction, an "AFFILIATE BLACKOUT PERIOD").

            (b) Holders other than the Holders referred to in Section 2.6(a) hereof agree that the Company shall be entitled to postpone the filing or effectiveness of, or sales under (unless they have already contractually agreed to make such sales), a Demand Registration and to require them to discontinue the disposition of their securities covered by a Shelf Registration during any General Blackout Period (as defined below) (i) if the board of directors of the Company determines in good faith that effecting such a registration or continuing such disposition at such time would have an adverse effect upon (A) a proposed sale of all (or substantially all) of the assets of the Company or a merger, reorganization, recapitalization or similar current transaction materially affecting the capital, structure or equity ownership of the Company or (B) any other material financing, acquisition or extraordinary corporate transaction, or (ii) if the Company is in possession of material information which the board of directors of the Company determines in good faith is not in the best interests of the Company to disclose in a registration statement at such time, provided, however, that the Company may delay the filing or effectiveness of, or sales under (unless they have already contractually agreed to make such sales), a Demand Registration and require the Holders of Registrable Securities referred to in this Section 2.6(b) to discontinue the disposition of their securities covered by a Shelf Registration only for a reasonable period of time not to exceed 30 days (or such earlier time as such transaction is consummated or no longer proposed or the material information has been made public) (each, a "General Blackout Period"); provided, further, that the effectiveness period of any Demand Registration shall be extended by the number of days in any General Blackout Period to the extent that the Registration Statement already was effective at the commencement of the General Blackout Period. There shall not be more than three General Blackout Periods in any 12 month period. The Company shall promptly notify the Holders referred to in this Section 2.6(b) in writing (a "General Blackout Notice") of any decision to postpone the filing or effectiveness of, or sales under (unless they have already contractually agreed to make such sales), a Demand Registration or to discontinue sales of Registrable Securities covered by a Shelf Registration pursuant to this Section 2.6 and shall include an undertaking by the Company to promptly notify the Holders referred to in this Section 2.6(b) as soon as a Demand Registration may be effected or sales of Registrable Securities covered by a Demand Registration or Shelf Registration may resume.

            (c) In making any such determination to initiate or terminate an Affiliate Blackout Period or a General Blackout Period, the Company shall not be required to consult with or obtain the consent of any Holder, and any such determination shall be the Company's sole responsibility. Each Holder shall treat all notices received from the Company pursuant to this Section 2.6 in the strictest confidence and shall not disseminate such information. If the Company shall impose an Affiliate Blackout Period or a General Blackout Period prior to the filing of a Demand Registration Statement pursuant to this Section 2.6, the Majority Holders shall have the right to withdraw the request for registration. Any such withdrawal shall be made by giving written notice to the Company within 30 days after receipt of the Affiliate Blackout Notice or the General Blackout Notice. Such withdrawn registration request shall not be treated as a Demand Registration effected pursuant to Section 2.2 (and shall not be counted towards the number of Demand Registrations effected), and the Company shall pay all Registration Expenses in connection therewith.

                                  ARTICLE III
                              RESTRICTIONS ON SALE

         3.1 RESTRICTIONS ON SALE BY THE COMPANY AND OTHERS. The Company agrees that (i) if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities, it will not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution of any of the Company's equity securities that are substantially similar to the Registrable Securities being offered (or any security convertible into or exchangeable or exercisable for any of such equity securities) during the nine business days (as defined in Rule 100 of Regulation M promulgated under the Exchange Act) prior to, and during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days, beginning on the effective date of the applicable Registration Statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), and (ii) it will use its commercially reasonable efforts to cause each officer and director of the Company and each Affiliate that holds 10% or more of equity securities (or any security convertible into or exchangeable or exercisable for any of its equity securities) of the Company purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to so agree.

                                   ARTICLE IV
                             REGISTRATION PROCEDURES

         4.1 OBLIGATIONS OF THE COMPANY. Subject to Section 2.6, whenever the Company is required to effect the registration of Registrable Securities under the Securities Act pursuant to Article II of this Agreement, the Company shall, as expeditiously as possible:

            (a) prepare and file with the SEC (promptly, and, except as set forth in Section 2.1, in any event within 60 days after receipt of a request to register Registrable Securities) the requisite Registration Statement to effect such registration, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its best efforts to cause such Registration Statement to become effective (PROVIDED, THAT the Company may discontinue any registration of its securities that are not Registrable Securities, and, under the circumstances specified in Section 2.3, its securities that are Registrable Securities); PROVIDED, HOWEVER, that before filing with the SEC a Registration Statement or Prospectus or comparable statements under securities or blue sky laws of any jurisdiction, the Company shall (i) provide Holders' Counsel and any other Inspector (as defined in Section 4.1(g)) with an adequate and appropriate opportunity to review, comment and participate in the preparation of such Registration Statement, Prospectus or other comparable statement and (ii) refrain from filing with the SEC such Registration Statement, Prospectus or other comparable statement if Holder's Counsel, any selling Holder or any other Inspector reasonably objects to such filing on the grounds that it does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

            (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary (i) to keep such Registration Statement effective, and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement, in each case until the earlier of (A) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement (but not before the expiration of the 90 day period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable), and (B) (x) six months after the effective date of any Registration Statement other than a Shelf Registration Statement; and (y) with respect to any Shelf Registration, the time period provided in Section 2.1;

            (c)  furnish,  without  charge,  to  each  selling  Holder  of  such
Registrable Securities and each Underwriter, if any, of the securities covered by such Registration Statement, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits), and the Prospectus included in such Registration Statement (including each preliminary Prospectus) in conformity with the requirements of the Securities Act, and other documents, as such selling Holder and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such selling Holder (the Company hereby consenting to the use in accordance with applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such Prospectus (or preliminary prospectus or supplement thereto) by each such selling Holder of Registrable Securities and the Underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or Prospectus);

            (d) prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any selling Holder of Registrable Securities covered by such Registration Statement or the sole or lead managing Underwriter, if any, may reasonably request, and take any other action as may be reasonably necessary or advisable to enable such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder; provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4.1(d), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

            (e) use its reasonable best efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the selling Holders of such Registrable Securities to consummate the disposition of such Registrable Securities;

            (f) promptly  notify  Holders'  Counsel,  each Holder of Registrable
Securities covered by such Registration Statement and the sole or lead managing Underwriter, if any: (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any state securities or blue sky authority for amendments or supplements to the Registration Statement or the Prospectus related thereto or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose, (v) of the existence of any fact of which the Company becomes aware or the happening of any event which results in (A) the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading, or
(B) the Prospectus included in such Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, (vi) if at any time the representations and warranties contemplated by Section 2.5(b) cease to be true and correct in all material respects, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate or that there exists circumstances not yet disclosed to the public which make further sales under such Registration Statement inadvisable pending such disclosure and post-effective amendment; and, if the notification relates to an event described in any of the clauses (ii) through (vii) of this
Section 4.1, the Company shall promptly prepare a supplement or post-effective amendment to such Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that
(1) such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading (and shall furnish to each such Holder and each Underwriter, if any, a reasonable number of copies of such Prospectus so supplemented or amended); and if the notification relates to an event described in clause (iii) of this Section 4.1(f), the Company shall take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

            (g) make available for inspection by any selling Holder of Registrable Securities, any sole or lead managing Underwriter participating in any disposition pursuant to such Registration Statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any Underwriter (each, an "Inspector" and, collectively, the "INSPECTORS"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "RECORDS") as shall be necessary, in the opinion of such Holders' and such Underwriters' respective counsel, to enable them to exercise their due diligence responsibility and to conduct a reasonable investigation within the meaning of the Securities Act, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement;

            (h) obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants who have certified the Company's financial statements included or incorporated by reference in such Registration Statement, in each case dated the effective date of such Registration Statement (and if such registration involves an
Underwritten Offering, dated the date of the closing under the underwriting agreement), in customary form and covering such matters as are customarily covered by such opinions and "cold comfort" letters delivered to underwriters in underwritten public offerings, which opinion and letter shall be reasonably satisfactory to the sole or lead managing Underwriter, if any, and to the Majority Holders, and furnish to each Holder participating in the offering and to each Underwriter, if any, a copy of such opinion and letter addressed to such Holder (in the case of the opinion) and Underwriter (in the case of the opinion and the "cold comfort" letter);

            (i) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such Registration Statement not later than the effectiveness of such Registration Statement;

            (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement (i) commencing at the end of any month in which Registrable Securities are sold to Underwriters in an Underwritten Offering and (ii) commencing with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date of a Registration Statement, which statement shall cover such 12-month periods, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

            (k) if so requested by the Majority Holders of the Registration, use its best efforts to cause all such Registrable Securities to be listed (i) on each national securities exchange on which the Company's securities are then listed or, (ii) if securities of the Company are not at the time listed on any national securities exchange (or, if the listing of Registrable Securities is not permitted under the rules of each national securities exchange on which the Company's securities are then listed), on a national securities exchange or The NASDAQ Stock Market's National Market, as designated by the Majority Holders;

            (l) keep each selling Holder of Registrable Securities advised in writing as to the initiation and progress of any registration under Article II hereunder;

            (m) enter into and perform customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

            (n) cooperate with each selling Holder of Registrable Securities and each Underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the Underwriters (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Underwritten Offering;

            (o) furnish to each Holder participating in the offering and the sole or lead managing Underwriter, if any, without charge, at least one manually- signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

            (p) cooperate with the selling Holders of Registrable Securities and the sole or lead managing Underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the Underwriters or, if not an Underwritten Offering, in accordance with the instructions of the selling Holders of Registrable
Securities at least three business days prior to any sale of Registrable Securities;

            (q) if requested by the sole or lead managing Underwriter or any selling Holder of Registrable Securities, immediately incorporate in a prospectus supplement or post-effective amendment such information concerning such Holder of Registrable Securities, or the Underwriters or the intended method of distribution as the sole or lead managing Underwriter or the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company, including, without limitation, information with respect to the number of shares of the Registrable Securities being sold to the Underwriters, the purchase price being paid therefor by such Underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment; and supplement or make amendments to any Registration Statement if requested by the sole or lead managing Underwriter of such Registrable Securities; and

            (r) use its commercially reasonable efforts to take all other steps necessary to expedite or facilitate the registration and disposition of the Registrable Securities contemplated hereby.

         4.2 SELLER INFORMATION. The Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition as the Company may from time to time reasonably request in writing; PROVIDED THAT such information shall be used only in connection with such registration.

               If any Registration Statement or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, and (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state "blue sky" or securities law then in force, the deletion of the reference to such Holder.

         4.3 NOTICE TO DISCONTINUE. Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1(f)(ii) through (vii), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by
Section 4.1(f) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 4.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4.1(f) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 4.1(f).

                                   ARTICLE V
                          INDEMNIFICATION; CONTRIBUTION

         5.1 INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, members, shareholders, employees, Affiliates and agents (collectively, "Agents") and each Person who controls such Holder (within the meaning of the Securities Act) and its Agents with respect to each registration which has been effected pursuant to this Agreement, against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) in respect thereof, and expenses (as incurred or suffered and including, but not limited to, any and all expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) in respect thereof (collectively, "Claims"), insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to any such registration or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, or any qualification or compliance incident thereto; provided, however, that the Company will not be liable in any such case to the extent that any such Claims arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact so made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder or any Underwriter specifically stating that it was expressly for use therein. The Company shall also indemnify any Underwriters of the Registrable Securities, their Agents and each Person who controls any such Underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this
Article V and shall survive the transfer of securities by such Holder or Underwriter.

         5.2 INDEMNIFICATION BY HOLDERS. Each Holder, if Registrable Securities held by it are included in the securities as to which a registration is being effected, agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, each other Person who participates as an Underwriter in the offering or sale of such securities and its Agents and each Person who controls the Company or any such Underwriter (within the meaning of the Securities Act) and its Agents against any and all Claims, insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to such registration, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder specifically stating that it was expressly for use therein; provided, however, that the aggregate amount which any such Holder shall be required to pay pursuant to this Section 5.2 shall be limited to the proportion that the net proceeds from the sale of the Registrable Securities sold by such Holder under the Registration Statement bears to the total net proceeds from the sale of all securities sold thereunder, but in no event be greater than the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Registration

Statement giving rise to such Claims less all amounts previously paid by such Holder with respect to any such Claims. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder or Underwriter.

         5.3 CONDUCT OF INDEMNIFICATION PROCEEDINGS. Promptly after receipt by an indemnified party of notice of any Claim or the commencement of any action or proceeding involving a Claim under this Article V, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to Article V, (i) notify the indemnifying party in writing of the Claim or the commencement of such action or proceeding; provided, that the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under this Article V, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Article V, and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (Sullivan & Cromwell and Dechert being deemed reasonably satisfactory counsel to the parties for purposes of this
Section 5.3); PROVIDED, HOWEVER, that any indemnified party shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the indemnifying party has agreed in writing to pay such fees and expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such indemnified party within 20 days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so, (C) in the reasonable judgment of any such indemnified party, based upon advice of counsel, a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claims (in which case, if the indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such indemnified party) or (D) such indemnified party is a defendant in an action or proceeding which is also brought against the indemnifying party and reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party which are not available to the indemnifying party. No indemnifying party shall be liable for the fees and expenses of more than one counsel employed by the indemnified parties in connection with a proceeding involving a Claim under this Article V. No indemnifying party shall be liable for any settlement of any such claim or action effected without its written consent. In addition, without the consent of the indemnified party (which consent shall not be unreasonably withheld), no indemnifying party shall be permitted to consent to entry of any judgment with respect to, or to effect the settlement or compromise of any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (iii) does not provide for any action on the part of any Indemnified Party other than the payment of money damages which is to be paid in full by the indemnifying party.

         5.4 CONTRIBUTION. If the indemnification provided for in Section 5.1 or
5.2 from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless, an indemnified party hereunder in respect of any Claim, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions which resulted in such Claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

               The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by a party as a result of any Claim referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth in Section 5.3, any legal or other fees, costs or expenses reasonably incurred by such party in connection with any investigation or proceeding. Notwithstanding anything in this Section 5.4 to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this
Section 5.4 to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such Claims, less all amounts previously paid by such indemnifying party with respect to such Claims. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(a) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         5.5 Indemnification Payments. The indemnification and contribution required by this Article V shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when bills are received or any expense, loss, damage or liability is incurred.

                                   ARTICLE VI
                                     GENERAL

         6.1 REGISTRATION RIGHTS TO OTHERS. Other than as set forth on Schedule B, the Company is not party to any agreement with respect to its securities granting any registration rights to any Person. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act, (i) such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders and (ii) if such rights are provided on terms or conditions more favorable in the aggregate to such holder than the terms and conditions provided in this Agreement, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Holders.

         6.2 AVAILABILITY OF INFORMATION. The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 under the Securities Act), and that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (ii) any other rule or regulation now existing or hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

         6.3 AMENDMENTS AND WAIVERS. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Holders holding more than 50% of the Registrable Securities then outstanding; PROVIDED, HOWEVER, that no such amendment, modification, supplement, waiver or consent to departure shall reduce the aforesaid percentage of Registrable Securities without the written consent of all of the Holders of Registrable Securities; and PROVIDED, FURTHER, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

         6.4 NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

                                        If to the Company, to:

                                        Key3Media Group, Inc.
                                        5700 Wilshire Blvd., Suite 325
                                        Los Angeles, CA  90036
                                        Telecopy: 323-954-6229
                                        Attention:  Ned S. Goldstein, Esq.

                                        With a copy to:

                                        Sullivan and Cromwell
                                        125 Broad Street
                                        New York, New York  10004
                                        Telecopy: 212-558-35-88
                                        Attention:  Duncan C. McCurrach, Esq.

                                        If to the Purchasers, to:

                                        ValueAct Capital Partners, L.P.
                                        One Maritime Plaza, 14th Floor
                                        San Francisco, CA  94111
                                        Telecopy: 415-362-5727
                                        Attn:  Jeffrey Ubben

                                        With a copy to:

                                        Dechert
                                        4000 Bell Atlantic Tower
                                        1717 Arch Street
                                        Philadelphia, Pennsylvania  19103-27913
                                        Telecopy: 215-994-4000
                                        Attn: Christopher G. Karras, Esq.

               All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

         6.5 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Any Holder may assign to any Affiliate or to any other transferee of at least 50% of the Registrable Securities then owned by such Holder (other than a transferee that acquires such Registrable Securities in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement; PROVIDED, HOWEVER, if any such transferee shall take and hold Registrable Securities, such transferee shall promptly notify the Company and by taking and holding such Registrable Securities such transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto (and shall, for all purposes, be deemed a Holder under this Agreement). If the Company shall so request, any successor or permitted assign (including any permitted transferee) shall agree in writing to acquire and hold the Registrable Securities subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder or by the Company without the consent of the Company and the Majority Holders.

         6.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

         6.7 DESCRIPTIVE HEADINGS, ETC. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof', "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         6.8 SEVERABILITY. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

         6.9 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof).

         6.10 REMEDIES; SPECIFIC PERFORMANCE. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

         6.11 ENTIRE AGREEMENT. This Agreement and the Stock Purchase Agreement are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein or in the Stock Purchase Agreement. This Agreement and the Stock Purchase Agreement supersede all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

         6.12 NOMINEES FOR BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

         6.13 CONSENT TO JURISDICTION; WAIVER OF JURY. Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in
Section 6.5 of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. Each of the parties hereby irrevocably waives trial by jury in any action, suit or proceeding, whether at law or equity, brought by any of them in connection with this Agreement or the transactions contemplated hereby.

         6.14 FURTHER ASSURANCES. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         6.15 NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Holders in this Agreement.

         6.16 CONSTRUCTION. The Company and the Holders acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company and the Holders.

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.



                                            KEY3MEDIA GROUP, INC.


                                            By:  /s/ Ned Goldstein
                                               ---------------------------------


                                            VALUEACT CAPITAL PARTNERS, L.P.


                                            By: /s/  Jeffrey W. Ubben
                                               ---------------------------------
                                               Name:  Jeffrey W. Ubben
                                               Title:    Managing Partner



                                            VALUEACT CAPITAL PARTNERS II, L.P.


                                            By: /s/  Jeffrey W. Ubben
                                               ---------------------------------
                                               Name:  Jeffrey W. Ubben
                                               Title:    Managing Partner



                                            VALUEACT CAPITAL INTERNATIONAL, LTD.


                                            By: /s/  Jeffrey W. Ubben
                                               ---------------------------------
                                               Name:  Jeffrey W. Ubben
                                               Title:    Managing Partner

                                                                      Schedule A


                    Trading Compliance Program of the Company

                                                                      Schedule B



                Other Registration Rights Granted by the Company



Registration Rights Agreement, dated as of November 27, 2001, between Key3Media Group, Inc., and Invemed Catalyst Fund, L.P.



Registration Rights Agreement, dated as of July, 2000, between Key3Media Group, Inc. and SOFTBANK Corp. and its Subsidiaries (as defined therein)



Registration Rights Agreement, dated as of August 18, 2000, between Key3Media Group, Inc., Princess Gate Investors III, L.P., certain affiliates of Morgan Stanley Dean Witter & Co. and certain Persons whose investment manager is PG Investors III, Inc. listed therein